Exhibit 2.1

ARRANGEMENT AGREEMENT

SUNOVION CNS DEVELOPMENT CANADA ULC

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SUNOVION PHARMACEUTICALS INC.

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CYNAPSUS THERAPEUTICS INC.

August 31, 2016

TABLE OF CONTENTS

Article 1 Interpretation		2
1.1	Definitions	2
1.2	Construction	17
1.3	Currency	18
1.4	Accounting Matters	18
1.5	Knowledge	18
1.6	Accounting Terms	18
1.7	Subsidiaries	19
1.8	Disclosure Letter	19
1.9	Schedules	19

Article 2 Arrangement		19
2.1	Arrangement	19
2.2	Interim Order	19
2.3	The Meeting	20
2.4	The Circular	21
2.5	Final Order	23
2.6	Court Proceedings	23
2.7	Articles of Arrangement and Effective Date	24
2.8	Payment of Consideration	24
2.9	Announcement and Shareholder Communications	24
2.10	Withholding Taxes	25
2.11	List of Securityholders	25

Article 3 Representations and Warranties of the Parent and Acquiror		25
3.1	Representations and Warranties	25
3.2	Survival of Representations and Warranties	25

Article 4 Representations and Warranties of the Corporation		26
4.1	Representations and Warranties	26
4.2	Survival of Representations and Warranties	26

Article 5 Conduct of Business		26
5.1	Conduct of Business by the Corporation	26

Article 6 Covenants Relating to Acquisition Proposals		31
6.1	Non-Solicitation	31
6.2	Notification of Acquisition Proposals	33
6.3	Responding to Acquisition Proposals and Superior Proposals	33

Article 7 Covenants Relating to Regulatory Approvals		37
7.1	Regulatory Filings and Approvals	37
7.2	Cooperation Regarding Regulatory Filings and Approvals	38

(i)

Article 8 Other Covenants		38
8.1	Further Assurances	38
8.2	338 Election	41
8.3	Access	41
8.4	Pre-Acquisition Reorganization	42
8.5	De-listing and Deregistration	44
8.6	Shareholder Litigation	44
8.7	Directors and Officers Insurance and Indemnification	44
8.8	Employment Matters	45
8.9	Covenants of the Parent	45
8.10	Outstanding Rights	46

Article 9 Conditions		46
9.1	Mutual Conditions	46
9.2	Corporation Conditions	47
9.3	Acquiror Conditions	47
9.4	Notice and Cure	49
9.5	Merger of Conditions	50

Article 10 Termination		50
10.1	Term	50
10.2	Termination	50
10.3	Termination and Payment	52
10.4	Effect of Termination	53
10.5	Remedies	54

Article 11 General Provisions		54
11.1	Amendment	54
11.2	Waiver	55
11.3	Expenses and Expense Reimbursement.	55
11.4	Notices	55
11.5	Process Agent	57
11.6	Severability	58
11.7	Entire Agreement	58
11.8	Assignment	58
11.9	Governing Law	58
11.10	Contra Proferentem	58
11.11	No Third Party Beneficiaries	58
11.12	Time of Essence	58
11.13	No Liability	59
11.14	Counterparts	59

(ii)

Schedule A Plan of Arrangement under Section 192 of the Canada Business Corporations Act

Schedule B Representations and Warranties of the Parent and Acquiror

Schedule C Representations and Warranties of the Corporation

Schedule D Arrangement Resolution

(iii)

ARRANGEMENT AGREEMENT

THIS AGREEMENT made August 31, 2016, between

SUNOVION CNS DEVELOPMENT CANADA ULC,
an unlimited liability company existing under the laws of British Columbia, (hereinafter referred to as the “Acquiror”)

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SUNOVION PHARMACEUTICALS INC.,
a corporation existing under the laws of Delaware,
(hereinafter referred to as the “Parent”)

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CYNAPSUS THERAPEUTICS INC.,
a corporation existing under the laws of Canada,
(hereinafter referred to as the “Corporation”)

WHEREAS the Acquiror desires to acquire all of the common shares of the Corporation (the “Common Shares”) pursuant to an arrangement under section 192 of the Act (as hereinafter defined);

AND WHEREAS contemporaneously herewith, the Acquiror has entered into voting and support agreements (the “Voting and Support Agreements”) with each of the directors and officers of the Corporation and Dexcel Pharma Technologies Ltd. and Dexxon Holdings Ltd., pursuant to which, among other things, such Securityholders (as hereinafter defined) have agreed to vote all of the Common Shares and Warrants held by them in favour of the Arrangement Resolution (as hereinafter defined) on the terms and subject to the conditions set forth in the Voting and Support Agreements;

AND WHEREAS the board of directors of the Corporation (the “Board”) has unanimously determined, after receiving financial and legal advice and following the receipt and review of recommendations from its special committee of directors, that the Arrangement (as hereinafter defined) is fair, from a financial point of view, to Securityholders and that the Arrangement is in the best interests of the Corporation and has unanimously approved the entering into of this Agreement and its recommendation that Securityholders vote for the Arrangement Resolution, all on the terms and subject to the conditions contained herein;

AND WHEREAS the Acquiror is a wholly-owned subsidiary of the Parent, and the Parent has agreed to guarantee all of the obligations of the Acquiror under this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

Article 1
Interpretation

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations shall have the corresponding meanings:

“Acquiror” has the meaning set out in the preamble to this Agreement;

“Acquisition Proposal” means, other than any of the transactions contemplated by this Agreement, any proposal, offer or inquiry (whether or not in writing) by any person or group of persons other than the Acquiror or any of its Affiliates relating to:

(a)	any merger, amalgamation, plan of arrangement, business combination, consolidation, share exchange, recapitalization, redemption, reorganization or similar transaction, or any liquidation, dissolution or winding-up, in any case, in respect of the Corporation or any of its subsidiaries;

(b)	any take-over-bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Corporation or any of its subsidiaries (in terms of the number of securities outstanding of any class of voting or equity securities or other equity interests, in each case calculated on a non-diluted basis);

(c)	any direct or indirect sale, transfer, disposition, alliance or joint venture (or any lease, long-term supply arrangement, licence or other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions, of assets of the Corporation representing 20% or more of the consolidated assets of the Corporation; or

(d)	any other similar transaction or series of transactions involving the Corporation or any of its subsidiaries.

“Act” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

“Adagio” means Adagio Pharmaceuticals Ltd., a former subsidiary of the Corporation;

“Adagio Purchase Agreement” means the share purchase agreement dated December 22, 2011, among the Corporation, Adagio, and the shareholders of Adagio, as further amended by an agreement dated January 28, 2015, as further amended by an agreement dated August 31, 2016, providing for the acquisition of all of the common shares of Adagio by the Corporation;

“Affiliate” has the meaning given to it in the Securities Act;

“Agreement” means this arrangement agreement entered into by the Corporation, the Acquiror and the Parent, together with the Schedules attached hereto and the Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Approval Requirement” has the meaning ascribed thereto in Section 20(c) of Schedule C hereto;

“Arrangement” means the arrangement under the provisions of section 192 of the Act, on the terms and subject to the conditions set out herein and in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the parties, each acting reasonably;

“Arrangement Resolution” means the special resolution of Securityholders approving the Arrangement to be considered at the Meeting, substantially in the form attached as Schedule D to this Agreement and any amendments or variations thereto made in accordance with the provisions of this Agreement or the Plan of Arrangement;

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement to be filed with the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the parties, each acting reasonably;

“Authorization” means, with respect to any person, any order, permit, approval, registration, right, grant, consent, waiver, licence or similar authorization of any Governmental Authority having jurisdiction over the person;

“Board” has the meaning set out in the recitals to this Agreement;

“Board Recommendation” has the meaning set out in Section 2.4(b);

“BofA Fairness Opinion” means the oral opinion (to be confirmed by delivery of a written opinion) of Merrill Lynch, Pierce, Fenner & Smith Incorporated rendered to the Board to the effect that, as of the date of the written opinion and based upon and subject to the various assumptions and limitations to be set forth in the written opinion, the Consideration to be received under the Arrangement by the Shareholders is fair, from a financial point of view, to the Shareholders;

“Business Day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario and New York, New York are open for the conduct of non-automated business;

“Change of Control Payments” has the meaning set out in Section 25 of Schedule C to this Agreement;

“Circular” means the notice of the Meeting and accompanying management information circular of the Corporation, including all schedules, appendices and exhibits thereto, and all information incorporated by reference therein, to be prepared and sent to the Securityholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement;

“Claim” means any demand, complaint, investigation, action, cause of action, suit, damage, liability (actual or contingent) or obligation;

“Commercialization” means any activities, including pre-launch activities, directed to preparation for sale of, offering for sale of, or sale of a Product, including activities related to marketing, advertising, promoting, detailing, manufacturing (including the API included in the Product), distributing, importing, exporting such Product;

“Common Share” means a common share of the Corporation;

“Company Assets” means all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of the Corporation and its subsidiaries;

“Company IP” means all Intellectual Property Rights that are owned, licensed or controlled by the Corporation or any of its subsidiaries (including without limitation those set forth in the Disclosure Letter);

“Company Licensed Registered IP” means all Registered Company IP that is licensed by the Corporation or any of its subsidiaries and set forth in Section 34(a)(aii) of the Disclosure Letter;

“Company Owned IP” means all Intellectual Property Rights that are owned by the Corporation or the any of its subsidiaries (including without limitation those set forth in the Disclosure Letter);

“Company Owned Registered IP” means all Registered Company IP that is owned by the Corporation or any of its subsidiaries and set forth in Section 34(a)(ai) of the Disclosure Letter;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, and includes the regulations thereunder;

“Confidentiality Agreement” means the mutual confidentiality disclosure agreement effective October 29, 2015 between the Acquiror and the Corporation;

“Consideration” means $40.50 in cash per Common Share or, in the case of a Right, the excess of $40.50 over the exercise price of such Right;

“Contemplated Transactions” has the meaning set out in Section 2 of Schedule B to this Agreement;

“Contract” means any agreement, commitment, engagement, contract, franchise, licence, lease, obligation, undertaking or joint venture (written or oral) to which the Corporation or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Corporation” has the meaning set out in the preamble to this Agreement;

“Corporation Associate” means each current or former officer or other employee, or individual or entity who is an independent contractor, consultant or director, of or to the Corporation, excluding for clarification only ARx LLC;

“Corporation Sub” means an unlimited liability company to be formed pursuant to the Business Corporations Act (British Columbia) as a direct, wholly-owned subsidiary of the Corporation for the purposes of effectuating the Arrangement;

“Corporation’s Constating Documents” means the articles of amalgamation and by-laws of the Corporation and all amendments to such articles or by-laws;

“Court” means the Ontario Superior Court of Justice (Commercial List) or any appellate court, as the case may be;

“Depositary” means any trust company, bank or financial institution agreed to in writing by the Acquiror and the Corporation to act as depository for the Arrangement;

“Development” means the conduct of all research, formulating, preclinical and other testing, nonclinical activities, clinical trials, and other studies, and all other activities (including test method development, stability testing, toxicology studies, process development, statistical analysis and report writing, packaging, labeling and regulatory affairs, product approval, and registration activities) required by a Governmental Authority in connection with the Product;

“Director” means the director appointed pursuant to Section 260 under the Act;

“Disclosing Party” has the meaning ascribed thereto in Section 7.2(c);

“Disclosure Letter” means the disclosure letter dated the date of this Agreement delivered by the Corporation to the Acquiror contemporaneously with the execution and delivery of this Agreement;

“Dissent Rights” means the rights of dissent granted in favour of Securityholders in respect of the Arrangement as described in the Plan of Arrangement and the Interim Order;

“EDGAR” means the U.S. Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval system;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning set out in the Plan of Arrangement;

“Employee Plans” has the meaning ascribed thereto in Section 24(a) of Schedule C hereto;

“Encumbrance” means any lien (statutory or otherwise), pledge, hypothecation, charge, restriction or adverse right or Claim, mortgage, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, security interest, adverse interest, defect of title, statutory or deemed trust, other third party interest or encumbrance of any kind, in each case, whether contingent or absolute, except in each case for any Permitted Encumbrance;

“Environmental Laws” means all Canadian or foreign federal, provincial, state, municipal or local Laws of any Governmental Authority, including common law, and all other statutory requirements relating to safety, noise control, pollution or the protection of the environmental or health matters, including legislation governing the generation, production, installation, use, handling, manufacturing, processing, labeling, importing, transportation, recycling, treatment, storage and release or threatened release of any pollutant, contaminant, waste of any nature, hazardous substance, deleterious substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Laws and under Canada’s Workplace Hazardous Materials Information System (WHMIS), including civil responsibility for acts or omissions with respect to the environment, and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements;

“Environmental Liabilities” means, with respect to any person, all liabilities, Losses, investigations, assessments and Legal Proceedings to the extent based upon, related to or arising under or pursuant to any: (a) Environmental Law; (b) agreement with or administrative order issued by any Governmental Authority or other person which relates to the environment; (c) condition in the environment; (d) actual presence or alleged release or threatened release of any material, contaminant, substance, pollutant or waste as those terms are defined or identified under any Environmental Laws; (e) actual or alleged exposure of any person to any substance, material, contaminant, pollutant or waste as those terms are defined or identified under Environmental Laws;

“Exchanges” means the Toronto Stock Exchange and The Nasdaq Global Market, as applicable, and “Exchange” means any one of them;

“Fairness Opinions” means the BofA Fairness Opinion and the Stifel Fairness Opinion;

“FDA” means the United States Food and Drug Administration or any successor thereto;

“FDCA” means the Federal Food, Drug, and Cosmetic Act of 1938, as amended;

“Final Order” means the final order of the Court in a form and content satisfactory to the parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the parties, each acting reasonably) at any time prior to the Arrangement becoming effective or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is in a form and content satisfactory to the parties, each acting reasonably) on appeal;

“Governmental Authority” means any:

(a)	nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature;

(b)	international, multinational, national, federal, state, provincial, local, regional, municipal or other government;

(c)	governmental or quasi-governmental authority of any nature including any governmental division, department, agency, board, body, commission, instrumentality, official, ministry, center, organization, unit, body or entity and any regulatory authority, court, arbitrator or other tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any expropriation or taxing authority, any ministry or department or agency of any of the foregoing, including authorities and agencies having regulatory powers in their respective health care systems such as the FDA and Health Canada;

(d)	stock exchange, including the Exchanges;

(e)	entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government;

(f)	corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing; or

(g)	subdivision or authority of any of the above;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;

“HSR Approval” means the expiration or early termination of any waiting period, and any extension thereof, applicable to the completion of the transactions contemplated hereby under the HSR Act;

“IFRS” means the International Financial Reporting Standards and the official pronouncements issued by the International Accounting Standards Board;

“Intellectual Property Rights” means all past, present and future rights in any type of intellectual property which may exist or be created under the Laws of any jurisdiction in the world, including without limitation: patents, industrial designs, copyrights, trademarks, trade names, domain names, social media accounts, inventions, trade secrets, confidential information, know-how, moral and economic rights of authors and inventors, any and all applications and registrations, including without limitation the right to claim priority, obtain extensions of term and listing in the Orange Book, the Canadian Patent Register, or any equivalent thereof, for any of the foregoing, all goodwill associated with any of the foregoing, and any and all past, present and future causes of action and rights to sue or seek other remedies and receive damages arising from or relating to the foregoing, including without limitation past damages;

“Interim Order” means the interim order of the Court, in a form and content satisfactory to the parties, each acting reasonably, as the same may be amended by the Court (with the consent of the parties, each acting reasonably), containing declarations and directions with respect to the Arrangement and providing for, among other things, the holding of the Meeting;

“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp), and includes regulations thereunder;

“IP Contracts” means any Contract that is a Contract under which the Corporation or any of its subsidiaries: (a) was or is assigned, granted, obtained, or obtains or agrees to be assigned, granted or to obtain any license, ownership or any other rights or interests with respect to, any Intellectual Property Rights, including without limitation any and all Intellectual Property Rights relating in any way to the Product (other than standard form Contracts granting rights to use readily available shrink wrap or click wrap software having a replacement cost and annual license fee of less than $100,000 in the aggregate for all such related Contracts, other non-exclusive rights with respect to non-material Intellectual Property Rights entered into in the Ordinary Course and proprietary information and inventions agreements entered into with employees of the Corporation or a subsidiary in the Ordinary Course, other than agreements with named inventors on any patents included in the Company IP); (b) is restricted in its right to use or register any Intellectual Property Rights; (c) grants rights to or permits or agrees to grant rights to or to permit any other person to use, enforce or register, or grants any other rights or interests with respect to, any Intellectual Property Rights owned by or non-exclusively or exclusively licensed to the Corporation or any of its subsidiaries, including license agreements, collaboration agreements, research and/or development agreements, non-assertion or co-existence agreements, grants of royalty or revenue interest, research and development or commercialization financing arrangements, or covenants not to sue, other than Contracts for sales of the Corporation’s product and associated non-exclusive licenses entered into in the Ordinary Course; or (d) that would, as a result of the Arrangement and the transactions contemplated thereby, require the Acquiror to license or assign rights in its or its Affiliates’ Intellectual Property Rights to any other person, or prohibit the Acquiror from using any of its or its Affiliates’ Intellectual Property Rights due to the Acquiror or its Affiliates constituting an Affiliate of the Corporation;

“Laws” means , with respect to any person, any and all applicable laws (statutory, civil, common or otherwise) including supranational, national, provincial, state, municipal and local civil laws, treaties, statutes, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, policies, notices, directions or other requirements of any Governmental Authority that is binding upon or applicable to such person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Authority, as amended unless expressly specified otherwise, including, but not limited to, the Securities Laws;

“Legal Proceeding” means any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination, oppositions, interferences, re-examinations, post-grant proceeding, or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel;

“Licensed Field” means apomorphine, alone or in combination with any antiemetic, for the treatment of humans in the indications of: (a) the acute, intermittent treatment of hypomobility, “off” episodes associated with Parkinson’s disease in patients that have motor fluctuations; (b) restless leg syndrome; and (c) erectile dysfunction;

“Loss” means any loss (including loss of profits and punitive damages), cost, liability, Tax liability, damage, fine, penalty, settlement, judgment, award or expense, including where applicable costs and expenses (including attorneys’ fees and expenses of investigation and defence);

“Market Value” market value of a class of securities for a period is calculated by multiplying the number of securities of the class outstanding, as of the close of business on the last Business Day of the period, by:

(a)	the arithmetic average of the closing prices of the securities of that class on the Published Market on which that class was principally traded for each of the trading days during the period, if the Published Market provides a closing price for the securities; or

(b)	the arithmetic average of the simple averages of the highest and lowest prices of the securities of that class on the Published Market on which that class was principally traded for each of the trading days for which the securities traded during the period, if the Published Market does not provide a closing price, but provides only the highest and lowest prices of securities traded on a particular day;

“Match Period” has the meaning set out in Section 6.3(b)(iv);

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstances that:

(a)	is, or would reasonably be expected to be, individually or in the aggregate material and adverse to the business, financial condition, operations or results of operations, assets, properties, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Corporation and its subsidiaries, taken as a whole, other than any such change, event, occurrence, effect, state of facts or circumstances:

(i)	relating to the Canadian or U.S. economy, political conditions or securities markets in general;

(ii)	affecting the industry in which the Corporation operates;

(iii)	arising directly or indirectly from any act of terrorism, war, national or international calamity or any other similar event;

(iv)	relating to a change in the market trading price or volume of the Common Shares (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

(v)	relating to or arising from or out of the execution, announcement or performance of this Agreement and the Arrangement;

(vi)	relating to any action taken (or omitted to be taken) by the Corporation at the request, or with the approval, of the Acquiror;

(vii)	any Legal Proceeding against the Corporation by Securityholders challenging or seeking to restrain or prohibit the consummation of the Arrangement;

(viii)	arising from or out of the results of any of the Corporation’s clinical trials relating to the Product;

(ix)	relating to any determination by, or delay of a determination by, the FDA, the European Medicines Agency or any other Governmental Authority, or any panel or advisory body empowered or appointed thereby, or any indication that any such entity, panel or body will make any determination or delay in making any determination, with respect to the approvability, labeling, contents of package insert, prescribing information, risk management profile, pre-approval inspection matters or requirements relating to the results of any pre-clinical or clinical testing sponsored by the Corporation and relating to the Product;

(x)	arising from or out of the launch of any drug products that compete with the Product;

(xi)	any recommendations or statements published or proposed by any professional medical organization, Governmental Authority or panel or advisory body empowered or appointed thereby, relating to the Products or to any product or product candidates of any competitor to the extent that such recommendation or statement compares such product or product candidate to the Product; or

(xii)	relating to any generally applicable change or proposed change in applicable IFRS or Laws, including the rules, regulations and administrative policies of the FDA or the European Medicines Agency or interpretations of any of the foregoing;

provided, however, that the effect referred to in clauses (i), (ii), (iii) and (xii) above does not have a materially disproportionate effect on the Corporation and its subsidiaries, taken as a whole, compared to other companies operating in the industry or jurisdictions in which the Corporation and its subsidiaries operate; or

(b)	would, or would reasonably be expected to, prevent or materially delay the ability of the Corporation to consummate the transactions contemplated by this Agreement by the Outside Date;

“Material Contract” means any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (b) relating to the formation, creation or operation of any corporation, partnership, limited liability company, joint venture or similar agreement in which the Corporation and/or its subsidiaries have an interest; (c) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness (currently outstanding or which may become outstanding) for borrowed money; (d) restricting the incurrence of indebtedness by the Corporation or any of its subsidiaries or (including by requiring the granting of an equal and rateable Encumbrance) the incurrence of any Encumbrances on any properties or assets of the Corporation or any of its subsidiaries, or restricting the payment of dividends by the Corporation or by any of its subsidiaries; (e) under which the Corporation or any of its subsidiaries is obligated to make or expects to receive payments (including royalties) on an annual basis in excess of $250,000 or in excess of $250,000 over the remaining term; (f) under which the Corporation or any of its subsidiaries is obligated to make or expects to receive payments (including royalties or milestone payments) in excess of $250,000, (g) that creates an exclusive dealing arrangement, right of first offer or refusal or “most favoured nation” obligation; (h) that is a collective agreement or other agreement with a union; (i) providing for employment, severance or change in control payments; (j) between the Corporation or any of its subsidiaries and any director or executive officer of the Corporation or any of its subsidiaries; (k) containing a put, call or similar right pursuant to which the Corporation or any subsidiary would be required to purchase or sell, as applicable, any equity interests of any person; (l) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property where the purchase or sale price of such property exceeds $250,000; (m) providing for the lease of any real property; (n) involving the settlement of any Legal Proceeding or threatened Legal Proceeding that exceeds $250,000; (o) that limits or restricts in any material respect (1) the ability of the Corporation or any subsidiary to engage in any line of business or carry on business in any geographic area, or (2) the scope of persons to whom the Corporation or any of its subsidiaries may sell products or deliver services; (p) that requires the consent of any other party to the Contract to a change in control of or assignment by the Corporation or any of its subsidiaries of such Contract; (q) that is an IP Contract; (r) that relates to research, pre- clinical, clinical or other development, manufacturing or supply (including of any components, and any quality and other ancillary agreements), testing, distribution, marketing, promotion or other commercialization of any pharmaceutical product or medical device (including pharmaceutical products or medical devices under development) of or licensed to the Corporation or any of its subsidiaries; or (s) that is otherwise material to the Corporation and its subsidiaries, taken as a whole;

“Meeting” means the special meeting of Securityholders to be called and held for the purpose of considering the Arrangement Resolution and any adjournments or postponements thereof in accordance with the terms of this Agreement;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions;

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make the statements contained therein not misleading in light of the circumstances in which they are made;

“NASDAQ Rules” means the NASDAQ Marketplace Rules as promulgated by The Nasdaq Global Market, as amended;

“NI 54-101” means National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer;

“officer” has the meaning ascribed thereto in the Securities Act;

“Option Plan” means the stock option plan of the Corporation as amended and restated on May 10, 2016;

“Optionholder” means a holder of Options;

“Options” means the outstanding options to purchase Common Shares issued pursuant to the Option Plan or any predecessor plan, as set forth in the Disclosure Letter;

“Ordinary Course” means, with respect to an action taken by any person, any action that is taken in the ordinary course of the normal day to day operations of the business of such person consistent with past practice;

“Outside Date” means December 31, 2016 or such later date as may be agreed to in writing by the parties, provided that if the Effective Date has not occurred by December 31, 2016 as a result of the failure to obtain any of the approvals set out in Section 9.1(e), and provided that the parties have a reasonable expectation to receive such approval, either party may elect, by notice in writing delivered to the other party prior to December 31, 2016 to extend the Outside Date by a specified period of not more than two (2) months, provided that, notwithstanding the foregoing, neither party shall be permitted to extend the Outside Date if the failure to obtain the approvals set out in Section 9.1(e) is primarily the result of such party’s failure to comply with its covenants herein or if such person is not using commercially reasonable efforts to obtain such approvals;

“Parent” has the meaning set out in the preamble to this Agreement;

“party” means a party to this Agreement;

“Permitted Encumbrance” means, in respect of the Corporation or any of its subsidiaries, any one or more of the following (a) easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in land or real property, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the use of the Company Assets or otherwise materially impair business operations at the affected properties; (b) Encumbrances imposed by Law and incurred in the Ordinary Course for obligations not yet due or delinquent; (c) zoning and building by-laws and ordinances and regulations made by public authorities that do not materially adversely affect the use of the Company Assets or otherwise materially impair business operations at the affected properties; (d) Encumbrances incurred, created and granted in the Ordinary Course to a public utility or private supplier of services, municipality or Governmental Authority in connection with operations conducted with respect to any Company Assets that do not materially adversely affect the use of the Company Assets or otherwise materially impair business operations at the affected properties; (e) the reservations, limitations, provisos and conditions in any original grant from the applicable Governmental Authority of any of the lands forming part of any Company Assets, or interests in them and statutory exceptions to title that do not materially adversely affect the use of the Company Assets or otherwise materially impair business operations at the affected properties; (f) Encumbrances for Taxes for which appropriate provisions have been made in accordance with IFRS and either which (i) are not due or delinquent, or (ii) are being contested in good faith by appropriate proceedings; (g) inchoate or statutory Encumbrances of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of any Company Assets, provided that such Encumbrances are related to obligations not due or delinquent, are not registered against title to any Company Assets and in respect of which adequate holdbacks are being maintained as required by Law; (h) the right reserved to or vested in any Governmental Authority by any statutory provision or by the terms of any lease, licence, franchise, grant or permit forming part of any Company Assets, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance; or (i) such other non-financial rights, imperfections or irregularities of title, encroachments and encumbrances or Encumbrances as do not materially affect the use of the real properties subject thereto or affected thereby or otherwise materially impair business operations at such real properties;

“person” means an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, estate, trustee, executor, administrator or other legal representative, government (including Governmental Authority) or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form attached as Schedule A and any amendment or variation thereto from time to time made in accordance with this Agreement or upon the direction of the Court in the Final Order with the prior written consent of the parties, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 8.4(a);

“Product” means sublingual apomorphine strip or film, APL-130277 and its associated packaging (and shall include any new or previously used name under which it is branded or tested);

“Proxy Cut-off” has the meaning given to it in Section 2.4(c);

“Public Disclosure Record” means all documents filed or furnished by or on behalf of the Corporation on SEDAR or EDGAR since January 1, 2014 and June 12, 2015, respectively;

“Published Market” means a recognized national Canadian or United States stock exchange;

“Receiving Party” has the meaning ascribed thereto in Section 7.2(c);

“Registered Company IP” means all Registered IP that is Company IP;

“Registered IP” means all pending applications, issuances and registrations with any Governmental Authority for any Intellectual Property Rights, including without limitation all patents and patent applications (including industrial designs), inventor certificates, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, social media accounts and registered business names;

“related party” has the meaning given to such term in MI 61-101;

“Representative” means, in respect of a person, its subsidiaries and its Affiliates and its and their directors, officers, employees, shareholders, agents and representatives (including any financial, legal, accounting or other advisors);

“Rights” means the Options and the Warrants;

“Securities Act” means the Securities Act (Ontario), as amended from time to time;

“Securities Authority” means the Ontario Securities Commission and the applicable securities commissions or securities regulatory authority of a province or territory of Canada and, in case of the Corporation, also includes the United States Securities and Exchange Commission;

“Securities Laws” means the Securities Act and any other applicable Canadian provincial and territorial securities laws, rules and regulations and published policies thereunder, and the U.S. Securities Laws;

“Securityholders” means, collectively, Shareholders and Warrantholders;

“ SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Shareholders” means holders of the Common Shares;

“Special Committee” means the committee of independent directors of the Board comprised of Rochelle Stenzler, Ronald Hosking and Tamar Howson;

“Stifel Fairness Opinion” means the oral opinion (to be confirmed by delivery of a written opinion) of Stifel, Nicolaus & Company, Incorporated rendered to the Special Committee to the effect that, as of the date of the written opinion and based upon and subject to the various assumptions and limitations to be set forth in the written opinion, the Consideration to be received under the Arrangement by the Shareholders is fair, from a financial point of view, to the Shareholders;

“subsidiary” means, with respect to a person, any entity, whether incorporated or unincorporated, (a) of which such person or any other subsidiary of such person is a general partner; or (b) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such person and/or by any one or more of its subsidiaries; and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control. For purposes of this definition, “control” when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. For greater certainty, Cynapsus Therapeutics (USA) Inc. and, once formed, the Corporation Sub shall each be considered a subsidiary of the Corporation for the purposes of this Agreement;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal made subsequent to the date hereof from a person who is an arm’s length third party:

(a)	to purchase or otherwise acquire, directly or indirectly, not less than all of the Common Shares not owned by the person making such Acquisition Proposal or its Affiliates or all or substantially all of the assets of the Corporation on a consolidated basis;

(b)	that did not result from a breach of Article 6 of this Agreement or result from a material breach of any agreement between the person making such Acquisition Proposal and the Corporation;

(c)	that the upfront consideration payable on closing of such transaction shall consist of only (i) cash, (ii) securities of a class of such person listed on a Published Market, or (iii) a combination of (i) and (ii), and that has an aggregate value, calculated as of the date of receipt of the Acquisition Proposal, of at least $625,000,000, and for purposes of determining value, the value of any such securities shall be determined based on the Market Value during the 20 consecutive trading days immediately preceding the date of receipt of the Acquisition Proposal;

(d)	that is not subject, either by the terms of such Acquisition Proposal or by virtue of any Law, to any requirement that the approval of the shareholders of the person making the Acquisition Proposal be obtained;

(e)	that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel) that any required financing or other consideration to complete such Acquisition Proposal will be available at closing of such transaction;

(f)	that is not subject to any due diligence condition; and

(g)	that the Board and any relevant committee thereof has determined, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel):

(i)	is reasonably capable of consummation without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and

(ii)	would, if consummated in accordance with its provisions (but not assuming away any risk of non- consummation), result in a transaction more favourable to the Shareholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the Acquiror pursuant to this Agreement);

“Superior Proposal Notice” has the meaning set out in Section 6.3(b)(iv);

“Tax” or “Taxes” means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, statements and other similar documents (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required under Laws to be filed with any Governmental Authority in respect of Taxes, including any amendments or supplements thereto;

“Termination Payment” has the meaning set out in Section 10.3;

“Termination Payment Event” has the meaning set out in Section 10.3;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means the NASDAQ Rules and the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal and state securities laws, rules and regulations and published policies thereunder;

“Voting and Support Agreements” has the meaning set out in the recitals to this Agreement;

“Warrantholder” means a holder of Warrants; and

“Warrants” means the common share purchase warrants of the Corporation set out in the Disclosure Letter.

1.2	Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section” or a “Schedule” are references to a Section of or Schedule to this Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)	if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)	a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Eastern Daylight Time) on the last day of the period if the period is a Business Day or at 4:30 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(g)	references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(h)	references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time; and

(i)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3	Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in United States dollars. All references to “C$” are to Canadian dollars.

1.4	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in accordance with IFRS consistently applied.

1.5	Knowledge

References to the “knowledge of the Corporation” mean the actual knowledge of any of Anthony Giovinazzo, Andrew Williams, Dr. Albert Agro and Dr. Thierry Bilbault, after reasonable inquiry, in their capacities as officers or employees of the Corporation and not in their personal capacities.

1.6	Accounting Terms

All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Corporation required to be made shall be made in a manner consistent with IFRS.

1.7	Subsidiaries

To the extent any covenants or agreements relate, directly or indirectly, to a subsidiary of the Corporation, each such provision shall be construed as a covenant by the Corporation to cause (to the fullest extent to which it is legally capable) such subsidiary to perform the required action.

1.8	Disclosure Letter

Any reference to a matter being disclosed or set out in the Disclosure Letter shall mean disclosure in such section of the Disclosure Letter that corresponds to the relevant Section of this Agreement and disclosure in any section of the Disclosure Letter shall not be disclosure for the purposes of any other section of the Disclosure Letter except that disclosure in a Section of the Disclosure Letter that is referred to in another section of the Disclosure Letter shall be disclosure for the purposes of the section of the Disclosure Letter in which such reference is made.

1.9	Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description

Schedule A	Plan of Arrangement under Section 192 of the Canada Business Corporations Act

Schedule B	Representations and Warranties of the Parent and Acquiror

Schedule C	Representations and Warranties of the Corporation

Schedule D	Arrangement Resolution

Article 2
Arrangement

2.1	Arrangement

The Corporation and the Acquiror agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable following the date hereof, but in any event not later than September 13, 2016, the Corporation shall apply to the Court in a manner acceptable to the Acquiror, acting reasonably, pursuant to section 192 of the Act and, in cooperation with the Acquiror, prepare, file and diligently pursue an application for the Interim Order providing, among other things:

(a)	for the calling and holding of the Meeting;

(b)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(c)	that the requisite approval for the Arrangement Resolution shall be:

(i)	at least 66 2/3% of the votes cast on the Arrangement Resolution by the Securityholders present in person or represented by proxy at the Meeting voting as a single class and, in the case of Warrantholders, on an “as exercised” basis; and

(ii)	to the extent required, a majority of the votes attached to Common Shares, voting as a separate class, held by Shareholders present in person or represented by proxy at the Meeting, excluding for this purpose votes attached to such Common Shares and Warrants held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(d)	that, subject to the foregoing and in all other respects, the terms and conditions of the Corporation’s Constating Documents, including quorum requirements, shall apply in respect of the Meeting;

(e)	for the grant of Dissent Rights;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Meeting may be adjourned or postponed from time to time by the Corporation with the consent of the Acquiror subject to the terms of this Agreement without the need for additional approval of the Court;

(h)	for confirmation of the record date of the Meeting; and

(i)	that the record date for the Securityholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless required by applicable securities Laws.

2.3	The Meeting

(a)	The Corporation shall convene and conduct the Meeting in accordance with the Interim Order, the Corporation’s Constating Documents and Law as soon as reasonably practicable, but in any event not later than October 17, 2016, for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Circular and agreed to by the Acquiror, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Acquiror, except (i) for an adjournment or postponement for a maximum of four (4) Business Days for any bona fide reason entirely beyond the control of the Corporation, provided that such reason is not related to any other Acquisition Proposal, (ii) as otherwise required or permitted under this Agreement, (iii) as required by applicable Laws or (iv) for quorum purposes;

(b)	The Corporation shall use commercially reasonable efforts to abridge the timing contemplated by NI 54-101 to the extent practicable and permissible;

(c)	Subject to Article 6, the Corporation shall use its commercially reasonable efforts to solicit proxies for the approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so required by, and at the cost of, the Acquiror, using the services of a proxy solicitation agent;

(d)	The Corporation shall consult with the Acquiror in fixing the date of the Meeting and the record date of the Meeting, give notice to the Acquiror of the Meeting and allow the Acquiror and its Representatives to attend the Meeting;

(e)	The Corporation shall promptly advise the Acquiror of any communication (written or oral) from or claims brought by (or threatened to be brought by) any person in opposition to the Arrangement and/or purported exercise or withdrawal of Dissent Rights by Shareholders; and not settle or compromise, or agree to settle or compromise, any such claims without the prior written consent of the Acquiror which consent shall not be unreasonably withheld or delayed;

(f)	The Corporation shall not change the record date for the Securityholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by Law or approved by the Acquiror; and

(g)	The Corporation shall instruct the Corporation’s transfer agent and any proxy solicitation agent to report to the Acquiror and its designated representatives concurrently with their reports to the Corporation and its representatives, and to promptly advise the Acquiror, at such times as the Acquiror may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies received by the Corporation in respect of the Arrangement Resolution and any other matters to be considered at the Meeting.

2.4	The Circular

(a)	As soon as reasonably practicable after the date hereof, the Corporation shall prepare and complete, in consultation with the Acquiror, the Circular, together with any other documents required by the Interim Order or applicable Laws in connection with the Meeting, in accordance with applicable Laws, which Circular shall, subject to Article 6, reflect the unanimous approval by the Board of this Agreement and the recommendation that Securityholders vote for the Arrangement Resolution and include a written copy of each of the Fairness Opinions, and the Corporation shall, promptly after obtaining the Interim Order, cause the Circular and such other documents to be filed and sent to each Securityholder and other person as required by the Interim Order and Law, in each case so as to permit the Meeting to be held by the date specified in Section 2.3(a).

(b)	The Corporation shall ensure that the Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (except that the Corporation shall not be responsible for any information relating to the Acquiror or its Affiliates). Without limiting the generality of the foregoing, the Circular must include a statement that the Board and the Special Committee, as applicable, has received the Fairness Opinions, and has unanimously, after receiving legal and financial advice and the recommendation of the Special Committee, determined that the Arrangement Resolution is in the best interests of the Corporation and is fair to the Securityholders and recommends that the Shareholders and Warrantholders (voting together as a single class on an “as exercised” basis) vote in favour of the Arrangement Resolution (the “Board Recommendation”).

(c)	The Corporation shall specify in the Circular the time that is 48 hours, excluding Saturdays and holidays, before the Meeting (or any permitted adjournment(s) or postponement(s) thereof) (the “Proxy Cut-off”) before which time proxies to be used at the Meeting must be deposited with the Corporation or its transfer agent, and shall not waive the Proxy Cut-off, in whole or in part, without the prior written consent of the Acquiror, such consent not to be unreasonably withheld or delayed.

(d)	Prior to the printing of the Circular and during the course of its preparation, the Corporation shall provide the Acquiror and its counsel with a reasonable opportunity to review and comment on it and other related documents, and reasonable consideration shall be given to any comments made by them, provided that all information relating solely to Acquiror or its Affiliates included in the Circular shall be in form and content satisfactory to Acquiror, acting reasonably. The Acquiror shall provide to the Corporation for inclusion in the Circular or other related documents such information regarding the Acquiror and its Affiliates as is required by applicable Laws or reasonably requested by the Corporation to be included in the Circular. The Acquiror represents, warrants and covenants that any information it provides to the Corporation for inclusion in the Circular will be accurate and complete in all material respects as of the relevant date of such information and will not contain any Misrepresentation.

(e)	The Corporation and the Acquiror shall each promptly notify the other party if at any time before the Meeting it becomes aware (in the case of the Corporation only with respect to the Corporation and in the case of the Acquiror only with respect to the Acquiror and its Affiliates) that the Circular contains a Misrepresentation, or that otherwise requires an amendment or supplement to the Circular, and the parties shall co-operate in the preparation of any amendment or supplement to the Circular, as required or appropriate, and the Corporation shall promptly mail, file or otherwise publicly disseminate any amendment or supplement to the Circular to the Securityholders as required by the Court or applicable Laws.

2.5	Final Order

If the Arrangement Resolution has been approved by the Securityholders at the Meeting in accordance with the Interim Order, subject to the terms of this Agreement, the Corporation shall as soon as reasonably practicable thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 192 of the Act, but in any event not later than two (2) Business Days after the Arrangement Resolution is passed at the Meeting or within such other time period as may be agreed upon by the parties, each acting reasonably.

2.6	Court Proceedings

Subject to the terms of this Agreement, the Acquiror shall cooperate with and assist the Corporation in seeking the Interim Order and the Final Order, including by providing to the Corporation, on a timely basis, any information required to be supplied by the Acquiror in connection therewith. The Corporation shall provide the Acquiror and its counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. The Corporation shall provide to the Acquiror and its counsel, on a timely basis, copies of any notice of appearance, evidence or other documents served on the Corporation or its counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice (written or oral) received by the Corporation indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Corporation shall ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. The Corporation shall not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Acquiror’s prior written consent, acting reasonably, provided the Acquiror is not required to agree or consent to any increase in, or variation of the form of, the Consideration or other modification or amendment to such filed or served materials that expands or increases the Acquiror’s obligations, or diminishes or limits the Acquiror’s rights, set forth in any such filed or served materials or under this Agreement. The Corporation shall oppose any proposal from any person that the Final Order contain any provision materially inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, the Acquiror. The Corporation shall not object to legal counsel to the Acquiror making submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Corporation is advised of the nature of any submissions not less than two Business Days prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement.

2.7	Articles of Arrangement and Effective Date

The parties agree that the Arrangement shall be implemented in accordance with the terms and conditions of this Agreement and the Plan of Arrangement. The Articles of Arrangement shall implement the Plan of Arrangement. As soon as reasonably practicable and in any event no later than the third (3rd) Business Day after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 9 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver (subject to applicable Law) of those conditions as of the Effective Date), and unless another date is agreed to in writing by the parties, the Corporation shall file the Articles of Arrangement with the Director pursuant to section 192 of the Act to give effect to the Arrangement and implement the Plan of Arrangement provided that the Articles of Arrangement shall not be sent to the Director, for endorsement and filing by the Director, except as contemplated hereby or with the Acquiror’s prior written consent such consent not to be unreasonably withheld or delayed. The Arrangement shall become effective at the Effective Time and will have all of the effects provided by applicable Law, and the steps to be carried out pursuant to the Arrangement shall become effective at the Effective Time in the order and at the times set forth in the Plan of Arrangement. The closing of the Arrangement will take place at the offices of Borden Ladner Gervais LLP, Toronto, Ontario, or such other place as agreed upon by the parties.

2.8	Payment of Consideration

The Acquiror shall, subject to the satisfaction or waiver of the conditions set out in Sections 9.1 and 9.3, following receipt of the Final Order and prior to the filing by the Corporation of the Articles of Arrangement with the Director, deliver or cause to be delivered sufficient cash to the Depositary to pay in full the aggregate Consideration payable to Securityholders (other than Securityholders exercising Dissent Rights and who have not withdrawn their notice of objection) pursuant to the Plan of Arrangement.

2.9	Announcement and Shareholder Communications

The Acquiror and the Corporation shall jointly publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of such announcement to be approved in writing by the parties in advance, acting reasonably. The parties shall cooperate in the preparation of presentations, if any, to the Securityholders regarding the Arrangement. Neither party shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), except as permitted by Article 6, or (b) subject to Article 7, make any filing with any Governmental Authority with respect thereto without the prior written consent of the other party; provided, however, that the foregoing shall be subject to each party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the party making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.10	Withholding Taxes

The Acquiror, the Corporation and the Depositary shall be entitled to deduct and withhold from any consideration or other payments payable or otherwise deliverable to any person hereunder or under the Plan of Arrangement such amounts as the Acquiror, the Corporation or the Depositary are entitled, required or reasonably believe to be required to deduct and withhold therefrom under any provision of any applicable Laws or the interpretation or administration thereof in respect of Taxes and remit such deducted and withheld amounts to the appropriate Governmental Authority. To the extent that such amounts are so properly deducted, withheld and remitted on a timely basis to the relevant Governmental Authority, such amounts shall be treated for all purposes under this Agreement or the Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid.

2.11	List of Securityholders

At the reasonable request of the Acquiror from time to time, at the cost of the Corporation, the Corporation shall promptly provide the Acquiror with a list (in both written and electronic form) of (i) the registered Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the names, addresses and holdings of all persons having rights issued by the Corporation to acquire Common Shares (including Warrantholders and Optionholders), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares. The Corporation shall from time to time require that its registrar and transfer agent furnish the Acquiror with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as the Acquiror may reasonably request in order to be able to communicate with respect to the Arrangement with the Shareholders and with such other persons as are entitled to vote on the Arrangement Resolution.

Article 3
Representations and Warranties of the Parent and Acquiror

3.1	Representations and Warranties

The Acquiror and the Parent each jointly makes to the Corporation the representations and warranties set out in Schedule B to this Agreement and acknowledges that the Corporation is relying upon these representations and warranties in connection with the entering into of this Agreement.

3.2	Survival of Representations and Warranties

The representations and warranties of the Acquiror and the Parent contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished upon the Effective Time.

Article 4
Representations and Warranties of the Corporation

4.1	Representations and Warranties

Subject to anything disclosed in (i) the applicable section or subsection of the Disclosure Letter (it being agreed that the disclosure of any fact or item in any section or subsection of the Disclosure Letter shall only be deemed to be an exception to (or, as applicable, disclosure for the purposes of) the representations and warranties of the Corporation that are contained in the corresponding section of this Agreement), the Corporation hereby makes to the Acquiror the representations and warranties set out in Schedule C to this Agreement, and acknowledges that the Acquiror is relying upon these representations and warranties in connection with the entering into of this Agreement.

4.2	Survival of Representations and Warranties

The representations and warranties of the Corporation contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.

Article 5
Conduct of Business

5.1	Conduct of Business by the Corporation

The Corporation agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless the Acquiror shall otherwise consent in writing or as otherwise expressly contemplated or permitted by this Agreement, the Plan of Arrangement or the Disclosure Letter, or as required by Law or any Governmental Authority, the Corporation shall, and shall cause each of its subsidiaries to:

(a)	conduct its business in the Ordinary Course and use commercially reasonable efforts to preserve intact its present business organization and assets;

(b)	use commercially reasonable efforts to maintain and preserve intact the current business organization, assets, properties and business of the Corporation and its subsidiaries;

(c)	use commercially reasonable efforts to keep available the services of the present employees and agents of the Corporation;

(d)	use commercially reasonable efforts to maintain and preserve good relations with, and the goodwill of relationships with key suppliers, distributors, employees, inventors, vendors, contract research organizations, customers and others having material business relationships with it and its subsidiaries;

(e)	not split, combine, consolidate or reclassify any outstanding shares of the Corporation or its subsidiaries nor undertake any other capital reorganization, nor declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property or any combination thereof), nor reduce capital in respect of outstanding shares of the Corporation or its subsidiaries;

(f)	not amend its articles or by-laws, constating documents, including the Corporation’s Constating Documents, or the terms of its outstanding securities, or, in the case of any subsidiary which is not a corporation, its similar organizational documents;

(g)	not issue, grant, deliver, sell, pledge, award or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any shares of capital stock, securities, options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of the Corporation or any of its subsidiaries, other than the issuance of Common Shares upon the exercise of currently outstanding Rights in accordance with their terms;

(h)	not redeem or purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any outstanding securities of the Corporation or its subsidiaries;

(i)	not reorganize, amalgamate, combine or merge with any other person or adopt or enter into a plan of liquidation or dissolution or resolutions providing for the liquidation or dissolution of the Corporation or any of its subsidiaries;

(j)	not, without consent or permission of the Acquiror, which consent or permission not to be unreasonably withheld, delayed, or conditioned, enter into or modify any employment, consultant, severance, collective bargaining or similar plans, agreements, policies or arrangements (including any Employee Plans) with, or establish, grant or increase in any material respect any bonuses, salary increases, remuneration, stock options, pension or supplemental pension or other benefits (including any Employee Plans), profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation to, or make any loan to, any of its employees, consultants, directors or officers, other than (i) as required by Law, or (ii) as required pursuant to the terms of any employment, pension, supplemental pension, termination or compensation plans, agreements, arrangements or policies (including any Employee Plans) existing as of the date hereof, or take or propose any action to effect any of the foregoing;

(k)	not acquire or commit to acquire (by amalgamation, arrangement, merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a value in excess of $100,000 in the aggregate;

(l)	not, without consent or permission of the Acquiror, which consent or permission not to be unreasonably withheld, delayed, or conditioned, sell, pledge, lease, dispose of, surrender, mortgage, license, option, encumber or otherwise dispose of, or commit to sell, pledge, lease, dispose of, surrender, mortgage, license, option, encumber or otherwise dispose of, or transfer any assets or group of related assets (through one or more related or unrelated transactions), or any interest in any assets or group of related assets, including any interest in any of the Company Owned IP or instruct the owner of any of the Company Licensed Registered IP to sell, pledge, lease, dispose of, surrender, mortgage, license, option, encumber or otherwise dispose of, or commit to sell, pledge, lease, dispose of, surrender, mortgage, license, option, encumber or otherwise dispose of, or transfer any of the Company Licensed Registered IP, other than in the Ordinary Course or immaterial assets;

(m)	not incur or commit to any capital expenditures having a value in excess of $250,000 in the aggregate;

(n)	not make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any person;

(o)	not prepay any indebtedness (whether on account of borrowed money, deferred purchase price of property or otherwise) before its scheduled maturity;

(p)	not increase, create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof;

(q)	not make any bonus or profit sharing distribution or similar payment of kind except as required pursuant to the terms of any Contract or profit sharing plan existing on the date hereof;

(r)	not enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(s)	not pay, discharge or satisfy any material Claims, liabilities or obligations other than the payment, discharge or satisfaction, in the Ordinary Course of liabilities reflected or reserved against in the Corporation’s annual audited financial statements for the year ended December 31, 2015, incurred in the Ordinary Course subsequent to December 31, 2015 and reflected in the Corporation’s reviewed financial statements for the six month period ended June 30, 2016 or costs related to the Arrangement or incurred in the Ordinary Course, in each case after June 30, 2016;

(t)	not waive, release, compromise, terminate or relinquish any material contractual right, material right under any licence or permit or other material legal rights or Claims, other than in the Ordinary Course;

(u)	not amend or modify or terminate or waive any right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(v)	duly and on a timely basis file all Tax Returns required to be filed by it, which shall be correct and complete in all material respects, on or after the date hereof pursuant to applicable Laws in a manner consistent with past practice;

(w)	timely pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all amounts required to be so paid, withheld, collected or remitted;

(x)	not (i) make, rescind or change any election relating to Taxes, annual Tax accounting period or method of Tax accounting in any material respect, (ii) enter into (or offer to enter into) any agreement (including any waiver) with any Governmental Authority relating to Taxes, (iii) without the prior written consent of the Acquiror, settle (or offer to settle) any material Tax claim, audit, proceeding or re-assessment, or (iv) amend any Tax Return or change from most recent practice any manner of reporting income or claiming deductions for Tax purposes;

(y)	except as required by Law and in a manner consistent with past practice, not make any material Tax election, information schedule, return or designation, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any material agreement with a Governmental Authority with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods or reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(z)	keep the Acquiror informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax (other than communications in the Ordinary Course which could not reasonably be expected to be material to the Corporation), criminal or regulatory investigation or action involving the Corporation and any of its subsidiaries;

(aa)	not make any changes to the Corporation’s existing accounting policies other than as required by applicable Laws, a Governmental Authority or IFRS;

(bb)	not amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Corporation or any subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(cc)	not engage in any transaction with any related parties;

(dd)	subject to Section 5.1(ee), not, without consent or permission of the Acquiror, which consent or permission not to be unreasonably withheld, delayed, or conditioned, commence or cancel, waive, release, assign, settle or compromise any Claims or any rights relating to or any interest in any litigation, proceeding, Claim, action, assessment or investigation involving the Corporation or any of its material assets;

(ee)	not settle, compromise, concede or acquiesce to any threat, assertion, demand or claim against the Corporation regarding Company IP or the Product;

(ff)	not, without consent or permission of the Acquiror, which consent or permission not to be unreasonably withheld, delayed, or conditioned, abandon or materially reduce the scope of any pending or Registered IP;

(gg)	not, without consent or permission of the Acquiror, which consent or permission not to be unreasonably withheld, delayed, or conditioned, (i) in respect of any Company Assets other than Company IP, waive, release, surrender, let lapse, grant or transfer any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect any existing material Authorization, right to use, contract or other material document or, (ii) in respect of Company IP, waive, release, surrender, let lapse, grant or transfer any material right or value in the Company IP or instruct the owner of Company Licensed Registered IP to waive, release, surrender, let lapse, grant or transfer any material right or value in any Company Licensed Registered IP;

(hh)	not abandon or fail to diligently pursue any application for any material Authorizations, licenses, leases, or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, licenses, leases or registrations;

(ii)	not, without consent or permission of the Acquiror, which consent or permission not to be unreasonably withheld, delayed, or conditioned, except in the Ordinary Course, (i) grant or acquire, agree to grant to or acquire from any person, abandon or permit to lapse any rights to any material Intellectual Property Rights or disclose or agree to disclose to any person, other than Representatives of the Acquiror, any material trade secrets, or (ii) fail to take any action necessary or material action advisable to protect or maintain the Intellectual Property Rights;

(jj)	not enter into or amend any Contract with any broker, finder or investment banker, including any amendment of any of the Contracts listed in Section 17 of the Disclosure Letter;

(kk)	not, without consent or permission of the Acquiror, which consent or permission not to be unreasonably withheld, delayed, or conditioned, grant or commit to grant an exclusive licence or otherwise transfer any Intellectual Property Rights or exclusive rights in or in respect thereto, other than in the Ordinary Course or to a wholly-owned subsidiary of the Corporation;

(ll)	not take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Corporation to consummate the Arrangement or the other transactions contemplated by this Agreement;

(mm)	not take any action that would cause any representation or warranty of the Corporation set out in Schedule C to be untrue or incorrect in any respect such that the condition at Section 9.3(a) would not be satisfied;

(nn)	not announce an intention, enter into any agreement, or otherwise authorize, agree, resolve or make a commitment, whether or not in writing, to do any of the things prohibited by any of the foregoing subparagraphs; and/or

(oo)	except to the extent required by Law to protect patient safety, not amend the protocol for clinical trials CTH-300 or CTH-301, modify or take any action that deviates from the current clinical trial study designs, time lines and protocols for clinical trials CTH-300 and CTH-301 (excluding the amendment for at home titration recommended by the Data and Safety Monitoring Board), including without limitation, taking any action that would impact the study cycle time line, patient and study site recruitment and enrollment status, patient standards of care, study objectives or strategy, protocol complexity, or the statistical analysis.

Article 6
Covenants Relating to Acquisition Proposals

6.1	Non-Solicitation

(a)	Except as provided in Section 6.3 of this Agreement, the Corporation and its subsidiaries shall not, directly or indirectly through any Representative of the Corporation, or otherwise, and shall not permit any such person to:

(i)	solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Corporation or any subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposals or offer from any person (other than the Acquiror and its Affiliates) that relates to, constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing;

(ii)	enter into or otherwise engage or participate in any discussions or negotiations with any person (other than the Acquiror, its Affiliates and their Representatives) regarding, or provide information to any person with respect to, any inquiry, proposal or offer that relates to, constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)	withdraw, modify or qualify, or propose publicly or state an intention to withdraw, modify or qualify the Board Recommendation;

(iv)	accept, approve, endorse, recommend or take no position or remain neutral with respect to, or propose to accept, approve, endorse, recommend or take no position or remain neutral with respect to any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five (5) Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 6.1, provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five (5) Business Day period (or in the event the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting)); or

(v)	accept, approve, endorse, recommend or enter into (other than a confidentiality agreement as contemplated under Section 6.3) or publicly propose to accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.

(b)	The Corporation shall, and shall cause its subsidiaries and its and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any existing solicitation, encouragement, discussion, negotiation, or other activities commenced on or prior to the date of this Agreement with any person (other than the Acquiror, its Affiliates or any of their Representatives) with respect to any inquiry, proposal or offer that relates to, constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Corporation will:

(i)	immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Corporation or any of its subsidiaries; and

(ii)	promptly request and exercise the rights it has to require (A) the return or destruction of all copies of any confidential information regarding the Corporation or any subsidiary provided to any person, and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Corporation or any subsidiary.

(c)	The Corporation represents and warrants that neither it nor any of its subsidiaries has waived any confidentiality, standstill or similar agreement and further represents, warrants and covenants (as applicable) that (a) the Corporation and its subsidiaries shall use commercially reasonable efforts to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Corporation or any subsidiary is a party, and (b) neither the Corporation, nor any subsidiary or any of their respective Representatives have or will, without the prior written consent of the Acquiror (which may be withheld or delayed in the Acquiror’s sole and absolute discretion), release any person from, or waive, amend, suspend or otherwise modify such person’s obligations respecting the Corporation or any of its subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Corporation or any subsidiary is a party (it being acknowledged by the Acquiror that any automatic termination or release of any standstill or other restriction of any such agreements as the result of entering into this Agreement or as otherwise provided in the applicable agreement, will not constitute a breach of this Section 6.1(c), provided that all agreements containing such a standstill restriction have been disclosed in Section 6.1(c) of the Disclosure Letter and includes a description of all such standstill provisions.

(d)	The Corporation shall ensure that its Representatives are aware of the prohibitions in this Section 6.1.

6.2	Notification of Acquisition Proposals

If the Corporation or any of its subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Corporation or any subsidiary in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Corporation or any subsidiary, the Corporation shall promptly (and in any event within 24 hours) notify the Acquiror, at first orally and then as soon as practicable (and in any event within 24 hours) in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, and, unless and only to the extent prohibited by any confidentiality agreement or applicable provisions entered into by the Corporation prior to the date hereof, shall provide the Acquiror the identity of such person making such Acquisition Proposal, inquiry, proposal, offer or request and with copies of all material written documents, material or substantive correspondence or other material received (and, if not in writing or electronic form, a description of the material terms thereof) in respect of, from or on behalf of any such person. The Corporation shall keep the Acquiror reasonably informed of the status of developments and (to the extent permitted by Section 6.3) negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request following a change of status as soon as practicable but not less than on a daily basis.

6.3	Responding to Acquisition Proposals and Superior Proposals

(a)	Notwithstanding Section 6.1(a), if at any time prior to obtaining the approval by the Securityholders of the Arrangement Resolution, the Corporation receives a written Acquisition Proposal made after the date hereof (that was not solicited in contravention of 6.1(a)), the Corporation and its Representatives may:

(i)	contact the person making such Acquisition Proposal and its Representatives solely to clarify the terms and conditions of such Acquisition Proposal; and

(ii)	engage in discussions and negotiations with the person making such Acquisition Proposal and its Representatives, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Corporation or its subsidiaries for a maximum of 10 calendar days after the day on which access or disclosure is first afforded to the person making the Acquisition Proposal or its Representatives, provided that:

(A)	the Board, after consultation with its financial advisors and its outside legal counsel, determines in good faith that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(B)	such person was not prohibited from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Corporation or any of its subsidiaries;

(C)	the Corporation has been, and continues to be, in compliance with its obligations under this Article 6; and

(D)	the Corporation first enters into a confidentiality and standstill agreement with such person that contains a standstill provision that restricts such person from acquiring, or publicly announcing an intention to acquire, any securities or assets of the Corporation (other than pursuant to a Superior Proposal) for a period of not less than 12 months from the date of such Agreement (unless such person is already a party to a confidentiality or standstill agreement with the Corporation) provided that such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with the Corporation or any of its subsidiaries and may not restrict the Corporation from complying with this Agreement (including this Article 6) and provided the Corporation sends a copy of any such confidentiality and standstill agreement to the Acquiror promptly upon its execution and thereafter the Acquiror is provided with access to any information that was provided to such person and not previously provided to the Acquiror prior to or concurrently with such information being provided to such person.

Notwithstanding the foregoing, the Corporation shall not provide any commercially sensitive non-public information to any person that might be considering an Acquisition Proposal that was not, or concurrently therewith is not, provided to the Acquiror.

(b)	If the Corporation receives an Acquisition Proposal prior to the approval of the Arrangement Resolution by the Securityholders that the Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes a Superior Proposal, the Board may enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(i)	the person making the Superior Proposal was not prohibited from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Corporation or any of its subsidiaries;

(ii)	the Corporation has been, and continues to be, in compliance with its obligations under this Article 6;

(iii)	the Corporation has delivered written notice to the Acquiror of the determination of the Board that the Acquisition Proposal is a Superior Proposal and of the intention of the Board to approve or recommend such Superior Proposal and/or of the Corporation to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement (including any financing documents supplied to the Corporation in connection therewith unless precluded to do so by confidentiality provisions contained therein) (the “Superior Proposal Notice”);

(iv)	at least five (5) Business Days have elapsed since the date the Superior Proposal Notice was received by the Acquiror and the date on which the Acquiror received all of the materials set forth in Section 6.3(b)(iii), which five (5) Business Day period is referred to as the “Match Period”;

(v)	during any Match Period, the Acquiror has had the opportunity (but not the obligation), in accordance with Section 6.3(c), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vi)	after the Match Period, the Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Acquiror under Section 6.3(c)); and

(vii)	the Corporation terminates this Agreement pursuant to Section 10.2(e) and the Corporation has previously paid or, concurrently with termination, pays the Termination Payment to the Acquiror.

(c)	During the Match Period, (i) the Acquiror shall have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and this Agreement, (ii) the Board shall review any such offer by the Acquiror to amend the terms of the Arrangement and this Agreement in order to determine, in good faith, after consultation with its financial advisors and outside counsel, whether the Acquiror’s offer to amend the Arrangement and this Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Arrangement and this Agreement offered by the Acquiror, and (iii) the Corporation shall negotiate in good faith with the Acquiror to make such amendments to the terms of this Agreement and the Arrangement as would enable the Acquiror to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that the Acquisition Proposal would cease to be a Superior Proposal, the Corporation shall promptly so advise the Acquiror and the Corporation and the Acquiror shall enter into an amendment to this Agreement reflecting the offer by the Acquiror to amend the terms of the Arrangement and this Agreement, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(d)	At the written request of the Acquiror, the Board shall promptly reaffirm the Board Recommendation by press release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced, made or disclosed; or (ii) the Board determines that a proposed amendment to the terms of the Arrangement and this Agreement would result in a previously announced Acquisition Proposal not being a Superior Proposal. The Acquiror and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, and the Corporation shall reasonably consider any such comments, recognizing that whether or not such comments are appropriate will be determined by the Corporation.

(e)	Nothing in this Agreement shall prevent the Board from complying with Section 2.17 of National Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal for the Corporation; provided, however, that, notwithstanding that the Board shall be permitted to make such disclosure, the Board shall not be permitted to make a change to the Board Recommendation, other than as permitted by Section 6.3(a). The Acquiror and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure relating to this Agreement and the transactions contemplated hereby.

(f)	If the Corporation provides the Acquiror with a Superior Proposal Notice on a date that is less than five (5) Business Days prior to the Meeting, at the request of the Acquiror, the Corporation will either proceed with or adjourn the Meeting to a date that is not less than three (3) Business Days and not more than 10 Business Days after the date the Superior Proposal Notice is provided to the Acquiror, as such date is requested by the Acquiror.

(g)	Each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 6.3(b) and all of the provisions of this Section 6.3 shall apply again to such new Acquisition Proposal, provided that the Acquiror shall be afforded a new five (5) Business Day Match Period from the later of the date on which the Acquiror received the Superior Proposal Notice and the date on which the Acquiror received all of the materials set forth in Section 6.3(b)(iii) with respect to the new Superior Proposal from the Corporation.

(h)	The Corporation shall advise its subsidiaries and their respective Representatives of the prohibitions set out in this Article 6 and any violation of the restrictions set forth in this Article 6 by the Corporation, its subsidiaries or their respective Representatives is deemed to be a breach of this Article 6 by the Corporation.

Article 7
Covenants Relating to Regulatory Approvals

7.1	Regulatory Filings and Approvals

(a)	As soon as reasonably practicable after the date hereof until the Effective Time, each party shall (i) promptly make all necessary filings, applications and submissions with, give all notices to, Governmental Authorities under all applicable Laws that are required for the lawful completion of the transactions contemplated by this Agreement and the Plan of Arrangement, and (ii) take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary, proper or advisable, to obtain as promptly as practicable all such Authorizations from Governmental Authorities.

(b)	Without limiting the generality of Section 7.1(a), the Acquiror and the Corporation shall use their commercially reasonable efforts to obtain the HSR Approval.

(c)	The Corporation will pay one-half of one requisite filing fee and the Acquiror shall pay the balance of all requisite filing fees in relation to any filing or application made in respect of the HSR Approval.

7.2	Cooperation Regarding Regulatory Filings and Approvals

(a)	Subject to applicable Laws, each party shall provide the other party with reasonable opportunity to review and comment on all filings, applications and submissions with Governmental Authorities to be made by it and the other party shall use its commercially reasonable efforts to cooperate with and assist such party in the preparation and making of all such filings, applications and submissions and the obtaining of all consents, approvals, authorizations or waivers required to be obtained by such party (including participating and appearing in any proceedings before Governmental Authorities). Acquiror, acting in its reasonable discretion and with appropriate input from the Corporation, shall be entitled to coordinate any actual or proposed supplemental submissions to (and substantive meetings or discussions, as contemplated by Section 7.2(b), with) Governmental Authorities in respect of the HSR Approval.

(b)	In furtherance of the undertakings in Section 7.2(a), each party shall promptly notify the other party of any material communication to such party from any Governmental Authority in respect of the transactions contemplated herein (and provide a copy thereof if such communication is in writing) and, subject to applicable Laws, provide the other party with reasonable opportunity to review and comment on any proposed written material communication to any such Governmental Authority. Each party shall consult with the other party prior to participating in any substantive meeting or discussion with any Governmental Authority in respect of the transactions contemplated herein and use commercially reasonable efforts to give the other party (except in respect of competitively sensitive, privileged or confidential matters, which may be withheld entirely except where it can be shared with the other party’s external counsel without risk of loss of secrecy, privilege or confidentiality) the opportunity to attend and participate thereat.

(c)	Notwithstanding any other requirement in this Section 7.2 where a Party (a “Disclosing Party”) is required under this Section 7.2 to provide information to another party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information or otherwise reasonably determines in respect thereof that disclosure should be restricted, the Disclosing Party may restrict the provision of such competitively sensitive and other information only to external legal counsel of the Receiving Party, provided that the Disclosing Party also provides the Receiving Party a redacted version of such information which does not contain any such competitively sensitive or other restricted information.

Article 8
Other Covenants

8.1	Further Assurances

(a)	The Corporation shall use commercially reasonable efforts to perform, and to cause its subsidiaries to perform, all obligations required or desirable to be performed by the Corporation or any of its subsidiaries under this Agreement, cooperate with the Acquiror in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Corporation shall and, where appropriate, shall cause each of its subsidiaries to:

(i)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it;

(ii)	use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) necessary or advisable to be obtained under the Material Contracts in connection with the Arrangement or (B) required in order to maintain the Material Contracts and the HSR Approval in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Acquiror, acting reasonably;

(iii)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authority from the Corporation and its subsidiaries relating to the Arrangement;

(iv)	use commercially reasonable efforts to, on prior written approval of the Acquiror, oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; and

(v)	not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to materially prevent, delay or impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(b)	The Corporation shall promptly notify the Acquiror in writing of:

(i)	any Material Adverse Effect;

(ii)	any notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or will be required in connection with this Agreement or the Arrangement;

(iii)	any notice or other communication from any supplier, marketing partner or licensor of Intellectual Property Rights to the effect that such person is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Corporation or any of its subsidiaries as a result of this Agreement or the Arrangement;

(iv)	any notice or other communication from any Governmental Authority in connection with the Agreement (and contemporaneously provide a copy of any such written notice or communication to the Acquiror);

(v)	any material Claim or Legal Proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Corporation, its subsidiaries or the Corporation Assets; or

(vi)	any communication, including written or oral, from any Governmental Authority in connection with the Company Owned Registered IP, including, but not limited to office actions, notices, maintenance fees, and generally relating to the examination of the Company Owned Registered IP, the status of developments and negotiations, including with Examiners, with respect to any patent and trademark prosecution relating to Company Owned Registered IP.

(c)	The Acquiror shall use commercially reasonable efforts to perform all obligations required or desirable to be performed by it under this Agreement, cooperate with the Corporation in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Acquiror shall:

(i)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it;

(ii)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from it relating to the Arrangement;

(iii)	use commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(iv)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or the Arrangement or which would reasonably be expected to materially prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement; and

(v)	provide notice to the Corporation of any notice or other communication from any Governmental Authority in connection with the Agreement (and contemporaneously provide a copy of any such written notice or communication to the Corporation).

(d)	The parties understand and agree that the commercially reasonable efforts of any party hereto shall not be deemed to include: (i) entering into any settlement, undertaking, consent decree, consent agreement, consent order, stipulation or agreement with the Governmental Authority in connection with the transactions contemplated hereby; or (ii) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to the Acquiror or Corporation or any of their respective subsidiaries, Affiliates, businesses, assets or properties.

8.2	338 Election

The parties understand and agree that an election will be made under Section 338(g) of the U.S. Internal Revenue Code for the Corporation and any of its eligible subsidiaries (other than any subsidiary that is treated as a U.S. corporation under U.S. federal Tax laws). The parties agree to cooperate as reasonably required to effectuate said election.

8.3	Access

Upon reasonable notice and subject to the Confidentiality Agreement, the Corporation agrees to continue to provide the Acquiror and its Representatives with reasonable access (without disruption to the conduct of the Corporation’s business) during normal business hours to the books, records, information and files in its possession and control and access to its personnel on an as reasonably requested basis as well as reasonable access to the properties of the Corporation in order to allow the Acquiror to continue to conduct such investigations as the Acquiror may reasonably consider necessary or advisable. The Corporation, the Acquiror and the Parent agree to establish, within three (3) Business Days of the date hereof, a committee comprised of Representatives of their respective most senior scientific, medical and clinical officers (or in the event any such officer is not available for a particular meeting, his or her respective designee) which committee will discuss the status of developments of clinical trials CTH-300 and CTH-301, including relating to study cycle time line, patient and study site recruitment and enrollment status, patient standards of care, study objectives or strategy and protocol complexity. Such committee will meet either in person, by telephone or other electronic means on a weekly basis. Nothing in this Agreement shall require the Corporation to disclose to the Acquiror (a) any material information which has not been publicly disclosed by the Corporation in accordance with the Securities Laws or (b) information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with third parties, or information which, in the opinion of the Corporation is commercially or competitively sensitive (except where it can be shared with the other party’s external counsel without risk of loss of secrecy, privilege or confidentiality). Without limiting the foregoing, the Corporation shall, upon the Acquiror’s request, facilitate discussions between the Acquiror and any third party from whom consent may be required.

8.4	Pre-Acquisition Reorganization

(a)	Subject to Section 8.4(b), the Corporation agrees that, upon the written request of the Acquiror, the Corporation shall, and shall cause each of its subsidiaries, to use commercially reasonable efforts to (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Acquiror may request (each a “Pre-Acquisition Reorganization”), and (ii) cooperate with the Acquiror and its advisors to determine the nature of the Pre-Acquisition Reorganizations (or any transactions or other steps contemplated by the Acquiror following the Effective Time) that might be undertaken and the manner in which they would most effectively be undertaken, and (iii) cooperate with the Acquiror and its advisors to seek to obtain any consents or other pre-conditions to implementing the transactions or other steps contemplated by the Pre-Acquisition Reorganization (or any transactions or other steps contemplated by the Acquiror following the Effective Time).

(b)	The Corporation will not be obligated to participate in any Pre-Acquisition Reorganization under 8.4(a) unless the Corporation determines that such Pre-Acquisition Reorganization:

(i)	can be completed prior to the Effective Date without adversely affecting the Corporation, any of its subsidiaries or its Securityholders;

(ii)	is not prejudicial to the Corporation, any of its subsidiaries or its Securityholders;

(iii)	does not impair, impede, delay or prevent the receipt of any regulatory approvals or the satisfaction of any conditions set forth in this Agreement or the ability of the Corporation, the Parent or the Acquiror to consummate, and will not materially delay the consummation of, the Arrangement;

(iv)	does not require the Corporation to obtain the approval of any Securityholders or, after the mailing of the Circular, to require any amendment thereto;

(v)	is effected as close as reasonably practicable prior to the Effective Time;

(vi)	does not require the Corporation or its subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, any Securityholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 8.4;

(vii)	does not require the Corporation to contravene any applicable Laws or its organizational documents or result in any breach by the Corporation or any of its subsidiaries of any Contract;

(viii)	does not require the directors, officers, employees or agents of the Corporation or its subsidiaries to take any action in any capacity other than as a director, officer, employee or agent; and

(ix)	shall not become effective unless the Parent and the Acquiror each has irrevocably waived or confirmed in writing the satisfaction of all conditions in its favour under this Agreement and shall have confirmed in writing that each of them is prepared to promptly and without condition (other than compliance with this Section 8.4) proceed to effect the Arrangement.

(c)	The Acquiror must provide written notice to the Corporation of any proposed Pre- Acquisition Reorganization at least fifteen (15) Business Days prior to the Effective Date. Upon receipt of such notice, the Corporation and the Acquiror shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization (subject to Section 8.4(b)), including any amendment to this Agreement or the Plan of Arrangement and shall seek to have any such Pre-Acquisition Reorganization made effective at the times reasonably requested by the Acquiror.

(d)	The Acquiror agrees that (i) it will be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Corporation and its Affiliates from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties (after the Corporation has taken commercially reasonable efforts to mitigate any such liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties) suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization, and (ii) if the Arrangement is not completed as contemplated herein, it shall indemnify and save harmless the Corporation, its Affiliates and Securityholders from and against any and all direct and indirect liabilities, losses, Taxes, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization if after participating in any Pre-Acquisition Reorganization the Arrangement is not completed other than due to a breach by the Corporation of the terms and conditions of this Agreement, including any reasonable costs incurred by the Corporation in order to restore the organizational structure of the Corporation to a substantially identical structure of the Corporation as at the date hereof.

(e)	The Acquiror acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Corporation hereunder has been breached, and the Acquiror and the Parent waive any breach of a representation, warranty or covenant by the Corporation, where such breach is a result of an action taken by the Corporation or a subsidiary in good faith pursuant to a request by the Acquiror in accordance with this Section 8.4.

(f)	For the purposes of Section 8.4(d) and Section 8.4(e), above, section 2.3 of the Plan of Arrangement shall be considered to form part of a Pre-Acquisition Reorganization.

8.5	De-listing and Deregistration

Subject to Applicable Laws, the Acquiror and the Corporation shall use their commercially reasonable efforts to cause the Common Shares to be de-listed from the Exchanges and the deregistration of the Common Shares under the U.S. Exchange Act promptly, with effect immediately following the acquisition by the Acquiror of the Common Shares pursuant to the Arrangement.

8.6	Shareholder Litigation

In the event that any shareholder litigation related to this Agreement or the transactions contemplated by this Agreement is brought, or, to the knowledge of the Corporation, threatened in writing, against the Corporation and/or the members of the Board prior to the Effective Time, the Corporation shall promptly notify the Acquiror thereof and shall keep the Acquiror reasonably informed with respect to the status thereof (it being understood that the Corporation shall control the defense and settlement of litigation against any of its directors or the members of the Corporation and any of its subsidiaries with counsel of its own choosing). Neither the Corporation, its subsidiaries nor their respective representatives shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any such shareholder litigation or consent to the same unless the Acquiror shall have consented in writing, acting reasonably.

8.7	Directors and Officers Insurance and Indemnification

(a)	The Acquiror shall honour all rights to indemnification existing on the date hereof in favour of the current and former directors and officers of the Corporation and its subsidiaries pursuant to the Corporation’s Constating Documents, the Act or any indemnity agreements with such persons to the extent that any such indemnity agreements have been disclosed in Section 8.7(a) of the Disclosure Letter, and acknowledges that such rights, to the extent that they have been so disclosed, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years following the Effective Date.

(b)	The Acquiror acknowledges and agrees that, notwithstanding any other provision of this Agreement, the Corporation shall, prior to the Effective Date, purchase, as an extension to the Corporation’s current insurance policies, pre-paid non-cancellable run-off directors’ and officers’ liability insurance providing such coverage for all present and former directors and officers of the Corporation and the subsidiary covering Claims in respect of acts or omissions in their capacity as directors or officers of the Corporation or the subsidiary occurring prior to the Effective Time made prior to or within a period of six (6) years after the Effective Time, on terms comparable to those contained in the Corporation’s current insurance policies, provided that the Acquiror will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of the Corporation’s current annual aggregate premium for policies currently maintained by the Corporation; it being understood that if the annual premiums payable for such insurance coverage exceed such amount, the Acquiror shall be obligated to obtain a policy with the greatest coverage available for a cost equal to such amount.

(c)	The provisions of this Section 8.7 are: (i) intended for the benefit of all present and former directors and officers of the Corporation and any of its subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and the Corporation shall hold the rights and benefits of this Section 8.7 in trust for and on behalf of the Third Party Beneficiaries and the Corporation hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Furthermore, this Section 8.7 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

8.8	Employment Matters

The Corporation shall use its commercially reasonable efforts to deliver to the Acquiror on the Effective Date resignations and releases (in a form satisfactory to the Acquiror, acting reasonably) effective on the Effective Date, of the directors and officers of the Corporation or any of its subsidiaries designated in writing by the Acquiror at least 10 Business Days prior to the Effective Date, provided that such resignations will be subject to consummation of the Contemplated Transactions, Section 8.7 as well as any right to receive any Consideration, Change of Control Payment as well as any compensation not yet paid or accrued benefits not yet provided.

8.9	Covenants of the Parent

The Parent hereby unconditionally and irrevocably guarantees in favour of the Corporation the due and punctual performance by the Acquiror of the Acquiror’s obligations hereunder. The Parent hereby agrees that the Corporation shall not have to proceed first against the Acquiror in respect of any such matter before exercising its rights under this guarantee against the Parent and agrees to be liable for all guaranteed obligations as if it were the principal obligor of such obligations.

8.10	Outstanding Rights

In accordance with the terms of the Plan of Arrangement, at the Effective Time, each Option which is outstanding and that has not been exercised prior to the Effective Time, shall be cancelled and the holder thereof shall receive the Consideration therefor, and each Warrant which is outstanding and that has not been exercised prior to the Effective Time, shall be purchased by the Acquiror and the holder thereof shall receive the Consideration therefor. The parties to this Agreement acknowledge and agree that (a) none of the Acquiror, the Corporation, and all persons not dealing at arm’s length with the Acquiror will claim any deduction under the Tax Act with respect to any payment made to a holder of Options described herein or in the Plan of Arrangement and (b) they will comply with the requirements described in subsection 110(1.1) of the Tax Act (including, where applicable, the filing of the election described therein) as regards payments to holders of Options, it being understood that the holders of Options shall be entitled to claim any deductions available to such persons pursuant to the Tax Act in respect of the calculation of taxable income arising thereunder.

Article 9
Conditions

9.1	Mutual Conditions

The obligations of the Corporation and the Acquiror to complete the transactions contemplated herein are subject to fulfillment of the following conditions on or before the Effective Date:

(a)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved at the Meeting in accordance with the Interim Order;

(c)	there shall not be in force any Law and no Governmental Authority shall have issued any order or decree restraining or prohibiting the completion of the transactions contemplated herein;

(d)	this Agreement shall not have been terminated in accordance with its terms; and

(e)	the HSR Approval shall have been obtained.

The foregoing conditions are for the mutual benefit of each of the Corporation and the Acquiror and may only be waived, in whole or in part by mutual written consent of the parties.

9.2	Corporation Conditions

The obligation of the Corporation to complete the transactions contemplated herein is subject to the fulfillment of the following conditions on or before the Effective Date or such other time as specified below:

(a)	the representations and warranties contained in Article 3 (disregarding all qualifications set forth therein relating to “materiality” or other qualifications based on the word “material” or similar phrases) shall be true and correct as of the Effective Time with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not have, or would not reasonably be expected individually, or in the aggregate, to prevent or materially impair or delay completion of the Arrangement, and the Acquiror and Parent shall have provided to the Corporation the certificate of two (2) senior officers of the Acquiror certifying such accuracy as of the Effective Time; and

(b)	the Acquiror shall have complied in all material respects with its covenants herein and the Acquiror and Parent shall have provided to the Corporation the certificate of two (2) senior officers of the Acquiror certifying that the Acquiror has so complied with its covenants herein as of the Effective Date.

The foregoing conditions precedent are for the benefit of the Corporation and may be waived, in whole or in part, by the Corporation in writing at any time.

9.3	Acquiror Conditions

The obligation of the Acquiror to complete the transactions contemplated herein is subject to the fulfillment of the following conditions on or before the Effective Date or such other time as specified below:

(a)	(i) the representations and warranties of the Corporation in Section 1 of Schedule C to this Agreement (Board Approval), Section 2 of Schedule C to this Agreement (Corporate Existence and Power), Section 3 of Schedule C to this Agreement (Corporate Authorization), Section 4 of Schedule C to this Agreement (Authority and No Violation), Section 5 of Schedule C to this Agreement (Consent and Approvals), Section 8 of Schedule C to this Agreement (Subsidiaries), Section 15 of Schedule C to this Agreement (No Material Adverse Effect) and Section 17 of Schedule C to this Agreement (No Brokers) shall, if qualified by materiality or “Material Adverse Effect” be true and correct in all respects or, if not so qualified, be true and correct in all material respects as of the Effective Time with the same force and effect as if made on and as of such date, (ii) the representation and warranty of the Corporation in Section 7 of Schedule C to this Agreement (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Effective Time with the same force and effect as if made on and as of such date, unless the failure of such representation and warranty to be true and correct would not result in the Acquiror paying additional aggregate consideration of $250,000 or more to Securityholders as a result of the failure of such representation and warranty to be so true and correct, provided however, that any increase in the aggregate Consideration payable as a result of the exercise of Options or Warrants listed in Section 7(a) of the Disclosure Letter for Common Shares shall not be considered an increase to the Consideration payable for purposes of this condition, and (iii) each of the other representations and warranties contained in Article 4 (disregarding all qualifications set forth therein relating to “materiality”, “Material Adverse Effect” or other qualifications based on the word “material” or similar phrases) shall be true and correct as of the Effective Time with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date), except where the failure of such representations and warranties in this clause (iii) to be so true and correct would not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and the Corporation shall have provided to the Acquiror the certificate of two (2) senior officers of the Corporation certifying such accuracy as of the Effective Time;

(b)	the Corporation shall have complied in all material respects with its covenants herein, and the Corporation shall have provided to the Acquiror the certificate of two (2) senior officers of the Corporation certifying that the Corporation has so complied with its covenants herein as of the Effective Date;

(c)	from the date hereof and up to and including the Effective Date, there shall not have been or occurred a Material Adverse Effect in respect of the Corporation; and

(d)	there is no action or proceeding (whether, for greater certainty, by a Governmental Authority or any other person) pending in any jurisdiction to:

(i)	cease trade, enjoin, prohibit, or impose any material limitations, damages or conditions on, the Acquiror’s ability to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Share;

(ii)	prohibit, restrict or impose terms or conditions beyond those terms and conditions which the Acquiror are required to accept pursuant to Section 8.2 of the Arrangement, or the ownership or operation by the Acquiror of the business or assets of the Acquiror, its Affiliates and related entities, the Corporation or any of the Corporation’s subsidiaries and related entities, or compel the Acquiror to dispose of or hold separate any of the business or assets of the Acquiror, its Affiliates and related entities, the Corporation or any of the Corporation’s subsidiaries and related entities as a result of the Arrangement; or

(iii)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement were to be consummated, have a Material Adverse Effect.

The foregoing conditions precedent are for the benefit of the Acquiror and may be waived, in whole or in part, by the Acquiror in writing at any time.

9.4	Notice and Cure

Each party will give prompt notice to the other party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts of which it is aware which occurrence or failure would, or would be likely to:

(a)	cause any of the representations and warranties of such party contained herein that are qualified by materiality or Material Adverse Effect to be untrue or inaccurate in any respect or any of the representations and warranties of such party that are not qualified by materiality or Material Adverse Effect to be untrue or incorrect in any material respect, in each case, at any time between the date hereof and the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by any other party at or prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent contained in Sections 9.1, 9.2 or 9.3, as the case may be.

Subject to the provisions of this Agreement, a party may elect not to complete the transactions contemplated hereby pursuant to the conditions contained in Sections 9.1, 9.2 or 9.3 or exercise any termination right arising therefrom; provided, however, that (i) forthwith and in any event prior to the filing of the Final Order and Articles of Arrangement for acceptance by the Director, the party intending to rely thereon has delivered a written notice to the other party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or termination right, as the case may be and (ii) if any such notice is delivered, and a party is proceeding diligently to cure such matter and if such matter is capable of being cured prior to the Outside Date, the other party may not terminate this Agreement until the earlier of (a) the Outside Date, and (b) expiration of a period of 15 Business Days from such notice, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Meeting, unless the parties agree otherwise, the Corporation shall postpone such Meeting until to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the expiry of the period. If such notice is delivered prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Director, such application or filing, as the case may be, shall be postponed until to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the expiry of the period.

9.5	Merger of Conditions

The conditions in Sections 9.1, 9.2 or 9.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing of Articles of Arrangement as contemplated herein and the issuance of a Certificate of Arrangement under the Act in respect thereof.

Article 10
Termination

10.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

10.2	Termination

This Agreement may be terminated at any time prior to the Effective Date (except in the case of Section 10.2(e) which may only be exercised prior to the approval by the Securityholders of the Arrangement Resolution):

(a)	by mutual written agreement of the Acquiror and the Corporation;

(b)	by the Acquiror or the Corporation, if:

(i)	the Meeting shall have been held and the Securityholders do not approve the Arrangement Resolution in the manner required by with the Interim Order, except that the right to terminate this Agreement under this Section 10.2(b)(i) will not be available to any party whose action or failure to act has been the cause or resulted in the failure to obtain the approval of the Arrangement Resolution and such action or failure to act constitutes a breach of this Agreement or failure of such party to perform any of its covenants or agreements under this Agreement;

(ii)	the Effective Date has not occurred on or prior to the Outside Date, other than as a result of the breach by such party of any covenant or obligation under this Agreement or as a result of any representation or warranty of such party in this Agreement being untrue or incorrect; or

(iii)	any Law is enacted, made, enforced or amended or any Governmental Authority shall have issued an order, decree or ruling that makes consummation of the Arrangement illegal or otherwise permanently restraining or enjoining or otherwise prohibiting any of the transactions contemplated herein (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) which order, decree or ruling is final and non-appealable;

(c)	by the Acquiror or the Corporation, if:

(i)	subject to Section 9.4, any representation or warranty of the Corporation (in the case of a termination by the Acquiror) or the Acquiror or Parent (in the case of a termination by the Corporation) under this Agreement is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 9.2(a) or 9.3(a), as applicable, would be incapable of satisfaction, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 9.4; provided that any wilful or intentional breach by one party shall be deemed to be incurable; or

(ii)	subject to Section 9.4, the other party is in default of a covenant or obligation hereunder such that the condition contained in Section 9.2(b) or 9.3(b), as applicable, would be incapable of satisfaction, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 9.4; provided that any wilful or intentional breach by one party shall be deemed to be incurable;

(d)	by the Acquiror, if:

(i)	the Meeting has not occurred by the date specified in Section 2.3(a) or such later date as the Acquiror has agreed or requested in writing, and the failure to hold the Meeting by such date was primarily caused by, or was primarily the result of, the Corporation (A) intentionally or wilfully failing to fulfil any obligation hereunder, or (B) adjourning, postponing or cancelling the Meeting other than as permitted under Section 2.3(a), and in any event the right to terminate this Agreement under this Section 10.2(d)(i) shall not be available to the Acquiror if the failure to hold the Meeting by such date was primarily caused by, or was primarily the result of, the Acquiror failing to fulfil any obligation hereunder;

(ii)	(A) the Board or any committee of the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Board Recommendation, (B) the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal other than this Agreement or any amendment to this Agreement, or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Meeting, if sooner)), (C) the Board or any committee of the Board accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 6.3) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal, (D) the Board or any committee of the Board fails to publicly recommend or reaffirm the Board Recommendation in accordance with Section 6.3(d) within five (5) Business Days after having been requested in writing by the Acquiror to do so (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting), or (E) the Corporation breaches Article 6 in any material respect; or

(iii)	notwithstanding Section 9.4, a Material Adverse Effect shall have occurred and be continuing with respect to the Corporation.

(e)	by the Corporation, if, prior to the approval by the Securityholders of the Arrangement Resolution, the Board authorizes the Corporation to enter into a written agreement with respect to a Superior Proposal (other than a confidentiality agreement as contemplated by Section 6.3), and approves or recommends a Superior Proposal, provided that (i) the Corporation is then in compliance with Article 6, and (ii) no termination by the Corporation under this Section 10.2(e) shall be effective unless and until the Corporation shall have paid the Acquiror the Termination Payment in accordance with Section 10.3; or

(f)	by the Acquiror by the close of business on the next Business Day following the Meeting, if Dissent Rights or similar rights have been exercised with respect to more than 15% of the issued and outstanding Common Shares.

Any termination pursuant to (b) - (f) shall be effected by written notice from the terminating party to the other party.

10.3	Termination and Payment

(a)	The Acquiror, in consideration for the disposition of its rights under this Agreement, shall be entitled to a cash termination payment in the amount of $24,000,000 (the “Termination Payment”), upon the occurrence of any of the following events (each a “Termination Payment Event”) which shall be paid by the Corporation within the time specified in respect of each such Termination Payment Event:

(i)	this Agreement is terminated by the Acquiror pursuant to Section 10.2(d)(i) (other than where the reason for adjourning or postponing the Meeting is only as a result of the occurrence of a postal disruption) or Section 10.2(d)(ii), in which case the Termination Payment shall be paid to the Acquiror no later than 10:00 a.m. (Eastern Daylight Time) on the next Business Day following the date the Agreement is terminated;

(ii)	this Agreement is terminated by the Corporation pursuant to Section 10.2(e) in which case the Termination Payment shall be paid to the Acquiror in accordance with Section 6.3(b)(vii); and

(iii)	this Agreement is terminated by the Acquiror pursuant to Section 10.2(b)(i) but only if: (A) prior to the time of the holding of the Meeting, an Acquisition Proposal is publicly announced or otherwise publicly disclosed, and not publicly withdrawn prior to the date of the Meeting, by any person (other than the Acquiror or any of its Affiliates) or any person (other than the Acquiror or any of its Affiliates) shall have publicly announced or otherwise publicly disclosed an intention to make an Acquisition Proposal; and (B) within 12 months following the date of such termination (1) an Acquisition Proposal is consummated or effected, or (2) the Corporation and/or one or more of its subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal and such Acquisition Proposal is consummated or effected, whether or not within such 12 month period, in which case the Termination Payment shall be payable concurrently with the consummation or effectiveness of such Acquisition Proposal. For purposes of this clause (iii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20%” shall be deemed to be references to “50% or more”.

(b)	The Termination Payment shall be paid by the Corporation to the Acquiror by wire transfer in immediately available funds to an account specified by the Acquiror, provided that in no event will the Corporation be required to pay more than one Termination Payment. For greater certainty, the obligations of the Corporation under this Section 10.3 shall survive the termination of this Agreement, regardless of the circumstances thereof.

(c)	Except as set out in Section 10.4(b) with respect to wilful breach, the Corporation acknowledges that the amount set out in this Section 10.3 in respect of the Termination Payment represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Acquiror will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. The Corporation irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

10.4	Effect of Termination

In the event of termination of this Agreement pursuant to Section 10.2, this Agreement shall be of no further force and effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement, except that:

(a)	in the event of termination under Section 10.1 as a result of the Effective Time occurring, Section 8.7 shall survive for a period of six (6) years following such termination;

(b)	in the event of termination under Section 10.2, this Section 10.4 and Article 11 shall survive the termination of this Agreement, and provided further that no party shall be relieved of any liability for any wilful breach by it of this Agreement;

(c)	nothing contained in this Agreement shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party if the Agreement is terminated in any circumstances other than pursuant to a Termination Payment Event; and

(d)	upon any termination of this Agreement under circumstances where the Acquiror is entitled to a Termination Payment and such Termination Payment is paid in full, the Acquiror and the Parent shall be precluded from any other remedy against the Corporation at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Corporation or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby, provided that the foregoing limitation shall not apply in the event of wilful breach by the Corporation of this Agreement.

10.5	Remedies

Subject to Section 10.4, the parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its Representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties agree that, in the event of any breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

Article 11
General Provisions

11.1	Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Date, be amended by mutual written agreement of the parties, without further notice to or authorization on the part of the Securityholders.

11.2	Waiver

(a)	At any time prior to the termination of this Agreement pursuant to Section 10.2, either party may:

(i)	extend the time for the performance of any of the obligations or other acts of the other party; or

(ii)	waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

(b)	No waiver by any party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

11.3	Expenses and Expense Reimbursement.

Except as expressly provided in this Agreement, all costs and expenses of the parties relating to the transactions contemplated herein, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses, whether or not the Arrangement is consummated.

11.4	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a Business Day, if not the next succeeding Business Day) unless actually received after 4:30 p.m. (Eastern Daylight Time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service for each of the parties hereto shall be as follows:

(a)	if to the Corporation:

Cynapsus Therapeutics Inc.

828 Richmond Street West

Toronto, Ontario M6J 1C9

Attention:	Anthony Giovinazzo, President and Chief Executive Officer
Fax:	(416) 703-8752
Email:	ajg@cynapsus.ca

with a copy to (which shall not constitute notice):

Borden Ladner Gervais LLP
Scotia Plaza, 40 King Street West
Toronto, Ontario
M5H 3Y4

Attention:	Alfred Page
Facsimile:	(416) 367-6749
Email:	apage@blg.com

Attention:	Jason Saltzman
Fax:	(416) 367-6749
Email:	jsaltzman@blg.com

and to:

Troutman Sanders LLP
401 9th Street, N.W., Suite 1000
Washington, D.C. 20004-2134

Attention:	Thomas Rose
Facsimile:	757-687-1529
Email:	thomas.rose@troutmansanders.com

(b)	if to the Acquiror or the Parent:

Sunovion Pharmaceuticals Inc.

84 Waterford Dr.

Marlborough, MA 01752

Attention:	Gregory M. Bokar, Senior Vice President, Legal Affairs and Corporate Secretary
Facsimile:	(508) 357-7511
Email:	gregory.bokar@sunovion.com

with a copy to (which shall not constitute notice):

Reed Smith LLP
Suite 250
136 Main Street
Princeton, New Jersey 08540

Attention:	Diane M. Frenier
Facsimile:	(609) 951.0824
Email:	dfrenier@reedsmith.com

Attention:	Edward P. Bromley III
Facsimile:	(609) 951.0824
Email:	ebromley@reedsmith.com

and to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Attention:	Stephen H. Halperin
Facsimile:	(416) 979.1234
Email:	shalperin@goodmans.ca

Attention:	Sheldon N. Freeman
Facsimile:	(416) 979.1234
Email:	sfreeman@goodmans.ca

11.5	Process Agent

The Parent hereby irrevocably designates GODA Incorporators Inc. (in such capacity, the “Process Agent”), Attention: Ken Crofoot, with an office at Goodmans LLP, Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7 as its designee, appointee and agent to receive, for and on its behalf and on behalf of the Acquiror service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or the transactions contemplated hereby, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that, in the case of any such service upon the Process Agent, the party effecting such service shall also deliver a copy thereof to the Parent in the manner provided in Section 11.4. The Parent shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that Parent will at all times have an agent for service of process for the above purposes in the Province of Ontario. Nothing herein shall affect the right of any party to serve process in any manner permitted by Law.

11.6	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each party’s anticipated benefits under this Agreement.

11.7	Entire Agreement

This Agreement and the Confidentiality Agreement (together with all other documents and instruments referred to herein and therein) constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

11.8	Assignment

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. This Agreement may not otherwise be assigned by either party without the prior written consent of the other parties (such consent not to be unreasonably withheld by the Corporation if the Acquiror requests to be permitted to assign its rights and obligations under this Agreement to an Affiliate), provided that if such assignment and/or assumption is consented to, the party making such assignment shall continue to be liable joint and severally with the assignee of the Agreement for all of its obligations hereunder.

11.9	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

11.10	Contra Proferentem

The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

11.11	No Third Party Beneficiaries

Except as provided in Section 8.7, which without limiting its terms, is intended as stipulations for the benefit of the third persons mentioned in such provisions, this Agreement shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns.

11.12	Time of Essence

Time shall be of the essence in this Agreement.

11.13	No Liability

No director or officer of the Acquiror or the Parent shall have any personal liability whatsoever to the Corporation under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Acquiror or the Parent. No director or officer of the Corporation or any of its subsidiaries shall have any personal liability whatsoever to the Acquiror or the Parent under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Corporation or any of its subsidiaries.

11.14	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart. The parties shall be entitled to rely upon delivery of an executed facsimile, PDF email transmission or similar executed electronic copy of this Agreement, and such facsimile, PDF email transmission or similar executed electronic copy shall be legally effective to create a valid and binding agreement among the parties.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

CYNAPSUS THERAPEUTICS INC.

By:	/s/ Anthony Giovinazzo
Name: Anthony Giovinazzo
Title: President and Chief Executive Officer

SUNOVION CNS DEVELOPMENT CANADA ULC

By:	/s/ Gregory M. Bokar
Name: Gregory M. Bokar
Title: Director

SUNOVION PHARMACEUTICALS INC.

By:	/s/ Nobuhiko Tamura
Name: Nobuhiko Tamura
Title: Chairman and Chief Executive Officer

Schedule A
Plan of Arrangement
Under Section 192 of the
Canada Business Corporations Act

Article 1

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

“Acquiror” means Sunovion CNS Development Canada ULC;

“Arrangement Agreement” means the arrangement agreement dated August 31, 2016 between the Acquiror, the Parent and the Corporation, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement” means the arrangement under the provisions of section 192 of the Act, on the terms and subject to the conditions set out in the Arrangement Agreement and in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the parties, each acting reasonably;

“Arrangement Resolution” means the special resolution of Securityholders approving the Arrangement to be considered at the Meeting, substantially in the form attached as Schedule D to the Arrangement Agreement and any amendments or variations thereto made in accordance with the provisions of the Arrangement Agreement or the Plan of Arrangement;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement to be filed with the Director after the Final Order is made;

“Business Day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario and New York, New York are open for the conduct of non-automated business;

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement to be issued by the Director pursuant to subsection 192(7) of the Act in respect of the Articles of Arrangement;

“Circular” means the notice of the Meeting and accompanying management information circular of the Corporation, including all schedules, appendices and exhibits thereto, and all information incorporated by reference therein, to be prepared and sent to the Securityholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Common Share” means a common share of the Corporation;

“Consideration” means $40.50 in cash per Common Share or, in the case of a Warrant or Option, the excess of $40.50 over the exercise price of such Warrant or Option;

“Corporation” means Cynapsus Therapeutics Inc.;

“Corporation Sub” means an unlimited liability company to be formed pursuant to the Business Corporations Act (British Columbia) as a direct, wholly-owned subsidiary of the Corporation for the purposes of effectuating the Arrangement;

“Court” means the Ontario Superior Court of Justice (Commercial List) or any appellate court, as the case may be;

“Depositary” means any trust company, bank or financial institution agreed to in writing by the Acquiror and the Corporation to act as depository for the Arrangement;

“Director” means the Director appointed pursuant to section 260 under the Act;

“Dissent Rights” means the rights of dissent granted in favour of Securityholders in respect of the Arrangement as described in Article 3 hereof and the Interim Order;

“Dissenting Shareholder” means a Shareholder who properly dissents in respect of the Arrangement in strict compliance with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time;

“Dissenting Securityholder” means a Dissenting Shareholder or a Dissenting Warrantholder;

“Dissenting Warrantholder” means a Warrantholder who properly dissents in respect of the Arrangement in strict compliance with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 11:59 p.m. (Eastern Daylight Time) on the Effective Date;

“Final Order” means the final order of the Court in a form and content satisfactory to the parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the parties, each acting reasonably) at any time prior to the Arrangement becoming effective or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is in a form and content satisfactory to the parties, each acting reasonably) on appeal;

“Interim Order” means the interim order of the Court, in a form and content satisfactory to the parties, each acting reasonably, as the same may be amended by the Court (with the consent of the parties, each acting reasonably), containing declarations and directions with respect to the Arrangement and providing for, among other things, the holding of the Meeting;

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“Letter of Transmittal” means the letter of transmittal to be sent by the Corporation to the Securityholders with the Circular in connection with the Arrangement;

“Meeting” means the special meeting of Securityholders to be called and held for the purpose of considering the Arrangement Resolution and any adjournments or postponements thereof in accordance with the terms of the Arrangement Agreement;

“Option Plan” means the stock option plan of the Corporation as amended and restated on May 10, 2016;

“Optionholder” means a holder of an Option;

“Options” means the outstanding options to purchase Common Shares issued pursuant to the Option Plan or any predecessor plan, as set out in the Disclosure Letter (as such term is defined in the Arrangement Agreement);

“Parent” means Sunovion Pharmaceuticals Inc.;

“person” means an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, estate, trustee, executor, administrator or other legal representative, government (including Governmental Authority) or other entity, whether or not having legal status;

“Securityholder Encumbrance” means any lien (statutory or otherwise), pledge, hypothecation, charge, restriction or adverse right or Claim (as defined in Arrangement Agreement), mortgage, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, security interest, adverse interest, defect of title, statutory or deemed trust, other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Securityholders” means, collectively, the Shareholders and the Warrantholders;

“Shareholders” means holders of Common Shares;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

“Warrantholder” means a holder of Warrants; and

“Warrants” means the common share purchase warrants of the Corporation set out in the Disclosure Letter (as such term is defined in the Arrangement Agreement).

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1.2	Construction

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Plan of Arrangement and not to any particular Section of this Plan of Arrangement;

(b)	references to a “Section” are references to a Section to this Plan of Arrangement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)	if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)	a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Eastern Daylight Time) on the last day of the period if the period is a Business Day or at 4:30 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(g)	references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(h)	references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time; and

(i)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3	Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in United States dollars. Unless specifically provided for in this Plan of Arrangement, all payments to be made in cash pursuant to this Plan of Arrangement shall be made in United States dollars. The exercise price of the Options or Warrants or any other amount that is denominated in Canadian dollars shall be converted to United States dollars at the Bank of Canada noon rate on the date that is two (2) Business Days prior to the Meeting.

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1.4	Time

Time shall be of the essence in this Plan of Arrangement.

Article 2

ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part of, the Arrangement Agreement, and constitutes an arrangement as referred to in section 192 of the Act.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective at and be binding on and after the Effective Time, on: (a) the Corporation, (b) the Acquiror, (c) the Parent, (d) all registered and beneficial Securityholders (including Dissenting Securityholders) and Optionholders, (e) the Depositary, and (f) any registrar and transfer agent in respect of the Common Shares, Options or Warrants, in each case without any further authorization, act or formality on the part of any person, except as expressly provided herein.

2.3	Arrangement

The following transactions shall occur and shall be deemed to occur, without any further authorization, act or formality, in the following order, provided that none of the following will occur or will be deemed to occur unless all of the following occurs:

(a)	the Corporation shall transfer, assign and otherwise dispose of all of its property and assets to Corporation Sub. In consideration of this transfer, Corporation Sub shall assume all liabilities and other obligations of the Corporation, and shall issue one million (1,000,000) common shares of Corporation Sub’s capital stock to the Corporation.

(b)	at 12:01 a.m. on the day following the Effective Date, each Option outstanding immediately prior to the Effective Time shall be deemed to be surrendered by the holder in exchange for payment of the Consideration by the Corporation, and:

(i)	the holder thereof shall cease to be the holder of such Option and shall cease to have any rights as a holder in respect of such Option or under the Option Plan;

(ii)	such holder’s name shall be removed from the register of Options, as of such time, and all option agreements, grant agreements and similar instruments relating thereto shall be cancelled; and

(iii)	each Option and the Option Plan shall be cancelled as of such time;

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and

(c)	at 12:03 a.m. on the day following the Effective Date, each Warrant outstanding immediately prior to the Effective Time (other than Warrants outstanding immediately prior to the Effective Time held by Dissenting Warrantholders, the Acquiror or Affiliates of the Acquiror) shall be deemed to be transferred (free and clear of any Securityholder Encumbrances) by the holder thereof to the Acquiror in exchange for the Consideration, and:

(i)	the holder thereof shall cease to be the holder of such Warrant and shall cease to have any rights as a holder in respect of such Warrant; and

(ii)	such holder’s name shall be removed from the register of Warrants, as of such time, and all warrant agreements, indentures, grants and similar instruments relating thereto shall be cancelled

and

(d)	concurrently with Section 2.3(c), each Warrant outstanding immediately prior to the Effective Time held by a Dissenting Warrantholder shall be deemed to have been transferred to the Acquiror (free and clear of any Securityholder Encumbrances); and

(i)	such Dissenting Warrantholder shall cease to have any rights as a holder in respect of such Warrants, other than the rights set out in Section 3.1;

(ii)	such Dissenting Warrantholder shall cease to be the holder of such Warrant and shall cease to have any rights as a holder in respect of such Warrant; and

(iii)	such holder’s name shall be removed from the register of Warrants, as of such time, and all warrant agreements, indentures, grants and similar instruments relating thereto shall be cancelled

and

(e)	at 12:05 a.m. on the day following the Effective Date, each Common Share outstanding immediately prior to the Effective Time (other than those held by Dissenting Shareholders, the Acquiror or Affiliates of the Acquiror) shall be transferred (free and clear of any Securityholder Encumbrances) to the Acquiror in exchange for the Consideration; and

(i)	the holder thereof shall cease to be the holder of such Common Share and shall cease to have any rights as a holder in respect of such Common Share;

(ii)	such holder’s name shall be removed from the register of holders of Common Shares of the Corporation, as of such time;

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(iii)	the certificate representing such Common Share shall be deemed to have been cancelled as of such time; and

(iv)	the Acquiror shall be entered as the sole holder of such Common Share on the register of holders of Common Shares of the Corporation as of such time, and shall be deemed to be the sole legal and beneficial owner of the such Common Share as of such time (free and clear of all Securityholder Encumbrances); and

(f)	concurrently with Section 2.3(e), each Common Share outstanding immediately prior to the Effective Time held by a Dissenting Shareholder shall be deemed to have been transferred to the Acquiror (free and clear of any Securityholder Encumbrances); and

(i)	such Dissenting Shareholder shall cease to have any rights as a holder in respect of such Common Share, other than the rights set out in Section 3.1;

(ii)	such Dissenting Shareholder shall cease to be the holder of such Common Share and shall cease to have any rights as a holder in respect of such Common Share;

(iii)	such holder’s name shall be removed from the register of holders of Common Shares of the Corporation, as of such time;

(iv)	the certificate representing such Common Share shall be deemed to have been cancelled as of such time; and

(v)	the Acquiror shall be entered as the sole holder of such Common Share on the register of holders of Common Shares of the Corporation as of such time, and shall be deemed to be the sole legal and beneficial owner of such Common Share.

Article 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

A holder of Common Shares or Warrants immediately prior to the Effective Time may exercise Dissent Rights in accordance with the procedures set out in section 190 of the Act, as modified by this Article 3, the Interim Order and the Final Order, with respect to such Common Shares or Warrants in connection with the Arrangement, provided that notwithstanding section 190(5) of the Act, the written objection to the Arrangement Resolution contemplated by section 190(5) of the Act must be received by the Corporation by 5:00 pm (Eastern Daylight Time) two (2) Business Days prior to the date of the Meeting. Each Dissenting Securityholder who is:

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(a)	ultimately entitled to be paid fair value for such holder’s Common Shares or Warrants, as applicable, which fair value, notwithstanding anything to the contrary contained in Part XV of the Act, shall be determined as of the close of business on the day before the Arrangement Resolution is adopted, shall be deemed to have transferred such holder’s Common Shares or Warrants, as applicable to Acquiror as of the time set out in Section 2.3(d) or 2.3(f) hereof, as applicable, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Securityholder not exercised Dissent Rights in respect of such Common Shares or Warrants; or

(b)	ultimately not entitled, for any reason, to be paid such fair value for such Warrants or Common Shares, as applicable, shall be deemed to have participated in the Arrangement with respect to such Warrants or Common Shares, as applicable, as of the time set out in Section 2.3(c) or 2.3(e) hereof, on the same basis as a Shareholder or a Warrantholder to which Section 2.3(c) or 2.3(e) hereof applies, as applicable.

3.2	Recognition of Dissenting Securityholders

(a)	In no circumstances shall the Corporation, the Parent, the Acquiror or any other person be required to recognize a Dissenting Securityholder as the holder of any Common Shares or Warrants at and after the Effective Time, and the names of such Dissenting Securityholders shall be removed from the register of Common Shares or Warrants, as applicable, maintained by or on behalf of Corporation.

(b)	In addition to any other restrictions under section 190 of the Act, Securityholders who voted (or have instructed a proxyholder to vote) in favour of the Arrangement Resolution, shall not be entitled to exercise Dissent Rights.

Article 4

PAYMENT AND CERTIFICATES

4.1	Payment of the Consideration

(a)	Prior to the filing of the Articles of Arrangement, the Acquiror shall deposit, for the benefit of the holders of Common Shares (other than Dissenting Shareholders) and Warrants (other than Dissenting Warrantholders), as applicable, sufficient cash to pay (i) the aggregate Consideration payable to holders of Common Shares (other than Dissenting Shareholders) pursuant to Section 2.3(e), and (ii) the aggregate Consideration payable to holders of Warrants (other than Dissenting Warrantholders) pursuant to Section 2.3(c).

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(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares transferred pursuant to Section 2.3(e), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder thereof shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the aggregate Consideration which such holder has the right to receive under Section 2.3(e), less any amounts withheld pursuant to Section 4.3, and any share certificate so surrendered shall forthwith be cancelled. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Warrants transferred pursuant to Section 2.3(c), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder thereof shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the aggregate Consideration which such holder has the right to receive under Section 2.3(c), less any amounts withheld pursuant to Section 4.3, and any warrant certificate so surrendered shall forthwith be cancelled.

(c)	On the day following the Effective Date, the Corporation shall pay the amounts to be paid to holders of Options either (i) pursuant to the normal payroll practices and procedures of the Corporation, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Corporation is not practicable for any such holder, by cheque (delivered to such holder of Options as reflected on the register maintained by or on behalf of the Corporation in respect of the Options), less any amounts withheld pursuant to Section 4.3. The Acquiror shall advance by way of a demand, non-interest bearing loan to the Corporation on the Effective Date by wire transfer in immediately available funds an amount, not exceeding the aggregate of the amounts to be so paid to the holders of Options and the amounts to be so withheld, as requested by the Corporation to the Acquiror by notice in writing given not less than three (3) Business Days prior to the Effective Date.

(d)	Pursuant to Section 2.3(e), each certificate that immediately prior to the Effective Time represented Common Shares shall be deemed as of and from the time specified in Section 2.3(e) to represent only the right to receive upon surrender of such certificate the Consideration, without interest, in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Pursuant to Section 2.3(c), each certificate that immediately prior to the Effective Time represented Warrants shall be deemed as of and from the time specified in Section 2.3(c) to represent only the right to receive upon surrender of such certificate the Consideration under Section 2.3(c), without interest, in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Common Shares or Warrants, as applicable, not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares or Warrants, as applicable, of any kind or nature against the Corporation, the Acquiror or the Parent. On such date, all Consideration to which such former holder was entitled shall be deemed to have been surrendered to the Acquiror and all Consideration to which such former holder was entitled shall be returned to the Acquiror.

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(e)	Any payment made by way of cheque by the Depositary or the Corporation pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or the Corporation, as the case may be, or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the Consideration for Common Shares, Options or Warrants pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited for no consideration, and all cash to which such holder was entitled shall be returned to the Acquiror or the Corporation, as applicable.

(f)	No holder of Common Shares, Options or Warrants shall be entitled to receive any consideration with respect to Common Shares, Options or Warrants other than as described in and in accordance with Section 2.3 and this Section 4.1, and, for greater certainty, no such holder will be entitled to receive any interest (by reason of any delay in paying for such securities or otherwise), dividends, premium or other payment in connection therewith.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares or Warrants exchanged pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay and deliver in exchange for such lost, stolen or destroyed certificate, the consideration which such holder is entitled to receive pursuant to Section 2.3 (net of amounts required to be withheld pursuant to Section 4.3). When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the person to whom the payment is made shall, as a condition precedent to the delivery of such payment thereof, give a bond satisfactory to the Corporation, the Parent, the Acquiror and the Depositary in such sum as the Parent, or the Acquiror may direct or otherwise indemnify the Corporation, the Parent, the Acquiror and the Depositary in a manner satisfactory to the Corporation, the Parent and the Acquiror against any claim that may be made against the Corporation, the Parent, the Acquiror or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

The Corporation, the Acquiror and the Depositary shall be entitled to deduct and withhold from any amount payable to any Optionholder or Securityholders (including any payments to Dissenting Securityholders), such amounts as the Corporation, the Acquiror, or the Depositary may be entitled or required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded, and to remit such deducted and withheld amounts to the appropriate taxing authority. To the extent that amounts are so properly deducted and withheld, such deducted and withheld amounts shall be treated for all purposes as having been paid to the Optionholder or Securityholder in respect of which such deduction and withholding was made, provided that such deducted and withheld amounts are actually remitted in accordance with applicable law to the appropriate taxing authority.

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Article 5

AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)	The Corporation, the Parent and the Acquiror reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the parties, acting reasonably, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the parties, made at any time prior to the Meeting with or without any other prior notice or communication, and if so proposed and approved by the persons voting at the Meeting (as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to by each of the Corporation, the Parent and the Acquiror (in each case, acting reasonably), and (ii) if required by the Court, it is approved by the Securityholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by the Acquiror, provided that it concerns a matter which, in the reasonable opinion of the Acquiror, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, is not materially adverse to the financial or economic interests of any Securityholders or Optionholders, and is agreed to by the Corporation, acting reasonably.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

Article 6

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement and shall become effective without any further act or formality, each of the Acquiror, the Parent and the Corporation shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

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Article 7

PARAMOUNTCY

From and after the Effective Time (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Options and Warrants issued and outstanding prior to the Effective Time, (b) the rights and obligations of registered and beneficial Optionholders or Securityholders, and the Corporation, the Acquiror, the Parent, the Depositary and any registrar and transfer agent for the Common Shares, Options or Warrants in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Options or Warrants shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

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Schedule B
Representations and Warranties of the Parent and Acquiror

1.	Organization and Qualification.

(a)	The Parent is a corporation duly incorporated under the Laws of Delaware, is validly existing and has all necessary corporate power, authority and capacity to own, lease and operate its property and assets and to carry on its business as currently owned and conducted.

(b)	The Acquiror is an unlimited liability company duly incorporated under the Laws of British Columbia, is validly existing and has all necessary corporate power, authority and capacity to own, lease and operate its property and assets and to carry on its business as currently owned and conducted. The Parent owns, directly or indirectly, all of the issued and outstanding shares of the Acquiror.

2.	Authority Relative to this Agreement.

Each of the Parent and the Acquiror has the requisite power, authority and capacity to execute this Agreement and to perform its respective obligations hereunder. The execution and delivery of this Agreement by the Acquiror and the Parent and the consummation by the Parent and the Acquiror of the transactions contemplated by this Agreement (the “Contemplated Transactions”) have been duly authorized by their respective boards of directors and no other corporate proceedings on the part of the Parent or the Acquiror (including the approval of their shareholders), as the case may be, are necessary to authorize this Agreement or the Contemplated Transactions. This Agreement has been duly executed and delivered by each of the Parent and the Acquiror and constitutes the legal, valid and binding obligation of the Parent and the Acquiror, enforceable against each of them in accordance with its provisions, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to limitations of actions or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

3.	Consents and Approvals.

No consent, approval, order or Authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Acquiror or the Parent in connection with the consummation of the transactions contemplated by this Agreement, except for:

(a)	the Interim Order and any approvals required by the Interim Order;

(b)	the Final Order;

(c)	the HSR Approval;

(d)	notification pursuant to the Investment Canada Act;

(e)	filings with the Director under the Act; and

(f)	the Authorizations contemplated by this Agreement.

4.	Non Contravention.

The authorization of this Agreement, the execution, delivery and performance by each of the Parent and the Acquiror of its obligations under this Agreement and the consummation of the Contemplated Transactions (for greater certainty, if applicable, in compliance with the Interim Order and the Final Order), do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the constating documents of the Parent or the Acquiror or any agreement with any shareholder of the Parent or the Acquiror, (ii) subject to obtaining applicable regulatory approvals contemplated by this Agreement, contravene, conflict with or result in a violation or breach of any provision of any applicable Laws, except to the extent that the violation or breach of, or default under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to impede or delay the consummation of the Arrangement or materially adversely affect the ability of the Parent or the Acquiror to perform its respective obligations under this Agreement, (iii) contravene, conflict with, or result in any violation or breach of any note, bond, mortgage, indenture, contract, licence, permit or government grant to which the Parent or the Acquiror is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to impede or delay the consummation of the Arrangement or materially adversely affect the ability of the Parent or the Acquiror to perform its respective obligations under this Agreement or any judgment, decree, order or award of any Governmental Authority or arbitrator.

5.	Share Ownership.

Neither the Parent nor the Acquiror beneficially owns, or has control or direction over, directly or indirectly, any Common Shares.

6.	Sufficiency of Funds.

The Acquiror will make, or the Parent will cause the Acquiror to make, prior to the Effective Time, adequate arrangements to ensure that the required funds are available to effect payment in full of the Consideration in accordance with this Agreement.

7.	Brokers.

Except for any fee required to be paid to Nomura Securities International, Inc., no agent, broker, person or firm acting on behalf of the Acquiror or any of its Affiliates is, or will be, entitled to any commission or brokers’ or finders’ fees in connection with any of the Contemplated Transactions.

8.	Investment Canada Act.

The Acquiror is a WTO Investor within the meaning of the Investment Canada Act.

9.	Competition Act.

The Acquiror and its affiliates do not have assets in Canada that exceed, on a combined basis, C$200,000,000, or gross revenues from sales in, from or into Canada that exceed, on a combined basis, C$390,000,000.00, all as determined in accordance with Part IX of the Competition Act.

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Schedule C
Representations and Warranties of the Corporation

1.	Board Approval.

The Board has unanimously determined, after receiving financial and legal advice, that the Arrangement is fair, from a financial point of view, to Shareholders and the Arrangement is in the best interest of the Corporation. The Board has unanimously approved the entering into of the Agreement and the making of a recommendation that the Securityholders vote for the Arrangement Resolution.

2.	Corporate Existence and Power.

(a)	The Corporation and each of its subsidiaries is a corporation validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite corporate power, authority, and capacity to own, lease and operate its property and assets as now owned, and to carry on its business as currently owned and conducted and is in good standing with respect to the filing of all annual corporate reports.

(b)	The Corporation and each of its subsidiaries is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration necessary, except where the failure to be so qualified, registered or licensed has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole.

3.	Corporate Authorization.

The Corporation and its subsidiaries have the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Corporation and its subsidiaries and the consummation by the Corporation and its subsidiaries of the Contemplated Transactions have been authorized by the Board and, except for the approval of the Arrangement by Securityholders, no other corporate proceedings on the part of the Corporation (excluding the Interim Order and the Final Order) or its subsidiaries are necessary to authorize the Corporation and its subsidiaries to enter into and to perform its obligations under this Agreement or the Contemplated Transactions. This Agreement has been duly executed and delivered by the Corporation and constitutes a valid and binding agreement of the Corporation, enforceable against the Corporation in accordance with its provisions, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other Laws relating to limitations of actions or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

4.	Authority and No Violation.

(a)	The authorization of this Agreement, the execution and delivery by the Corporation of this Agreement and the performance by the Corporation and its subsidiaries of their obligations under this Agreement, and the consummation of the Contemplated Transactions (for greater certainty, if applicable, in compliance with the Interim Order and the Final Order), will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of:

(i)	the constating documents of the Corporation or its subsidiaries;

(ii)	subject to obtaining the applicable Authorizations contemplated by this Agreement, any applicable Laws;

(iii)	any note, bond, mortgage, indenture, contract, licence or permit to which the Corporation or any of its subsidiaries is party or by which it is bound; or

(iv)	any judgment, decree, order or award of any Governmental Authority against the Corporation or its subsidiaries;

except in the case of (ii), (iii) or (iv) above, such violations, breaches or defaults as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Corporation or its subsidiaries, taken as a whole.

(b)	Other than as set out in Section 4(b) the Disclosure Letter or as would not reasonably be expected to have a Material Adverse Effect on the Corporation or its subsidiaries, taken as a whole, the authorization of this Agreement, the execution and delivery by the Corporation of this Agreement and the performance by the Corporation of its obligations under this Agreement, and the consummation of the Contemplated Transactions will not:

(i)	allow any person to exercise any rights, require any consent or notice under or other action by any person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Corporation or its subsidiaries are entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract or any Authorization to which the Corporation or its subsidiaries are a party or by which the Corporation or its subsidiaries are bound; or

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(ii)	result in the imposition of any Encumbrance upon any assets of the Corporation or any of its subsidiaries, except for Encumbrances that are not material to the Corporation or any of its subsidiaries, taken as a whole.

5.	Consents and Approvals.

Other than as set out in Section 5 of the Disclosure Letter, no consent, approval, order or other Authorization of, or declaration or filing with, any Governmental Authority or any other third party is required to be obtained by the Corporation or its subsidiaries in connection with the consummation of the Contemplated Transactions, except for:

(a)	the Interim Order and any approvals required by the Interim Order;

(b)	the Final Order;

(c)	the filings required under the Act;

(d)	compliance with the HSR Act, including the HSR Approval;

(e)	the filings required by applicable Securities Laws or the Exchanges;

(f)	the filings required by the Act and any other applicable corporate statutes; and

(g)	the approval of the Arrangement Resolution by Securityholders; and

(h)	those that if not obtained would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole.

6.	Shareholders’ and Similar Agreements.

Except as disclosed in Section 6 of the Disclosure Letter, neither the Corporation nor its subsidiaries are subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Corporation or its subsidiaries or pursuant to which any person other than the Corporation or its subsidiaries may have any right or claim in connection with any existing or past equity interest in the Corporation or its subsidiaries.

7.	Capitalization.

(a)	The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of the close of business on the date of this Agreement, there were 12,448,108 issued and outstanding Common Shares. Section 7(a) of the Disclosure Letter sets forth the number of Warrants and Options outstanding as of the close of business on the date of this Agreement and the number of Common Shares issuable upon exercise thereof.

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(b)	Section 7(b) of the Disclosure Letter contains a list of the Warrants, with the following details, in respect of each Warrant outstanding as of the close of business on the date of this Agreement: (i) the weighted average strike price, (ii) the date of grant; (iii) the date of expiry; (iv) the number of participants to whom such Warrants have been granted; and (v) the name of the registered holder. The issuance of Common Shares upon the exercise of all Warrants have been duly authorized by the Board in compliance with Laws, and have been recorded on the Corporation’s financial statements in accordance with IFRS, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices.

(c)	Section 7(c) of the Disclosure Letter contains a list of the Options, with the following details, in respect of each Option outstanding as of the close of business on the date of this Agreement: (i) the strike price, (ii) the date of grant; (iii) the date of expiry; (iv) the name of the participants to whom such Options have been granted; and (v) the name of the registered holder, identifying whether such holder is not an employee of the Corporation or its subsidiaries (and where not an employee, the basis for the grant). The Option Plan and the issuance of Common Shares under such plan (including all outstanding Options) have been duly authorized by the Board and/or any compensation committee or similar committee of the Board, as applicable, in compliance with Laws and the terms of the Option Plan, and have been recorded on the Corporation’s financial statements in accordance with IFRS, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices.

(d)	Except with respect to the Warrants and the Options or as disclosed in Section 7(d) of the Disclosure Letter, there are no outstanding options, warrants, conversion privileges or other Rights, agreements or commitments of any character whatsoever that would require the issuance, sale or transfer by the Corporation of any shares or other securities of the Corporation or of its subsidiaries or the issuance, sale or transfer of any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares or other securities of the Corporation or of its subsidiaries. All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable, and no such shares have been issued in violation of any pre-emptive rights. No Shareholder is entitled to any pre-emptive right granted by the Corporation or its subsidiaries. Other than as disclosed in Section 7(d) of the Disclosure Letter, there are no outstanding contractual or other obligations of the Corporation or its subsidiaries to repurchase, redeem or otherwise acquire any of its securities.

(e)	There are no notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any person, directly or indirectly, the right to vote with holders of Common Shares on any matter.

(f)	The Corporation has never declared or paid any dividends or, except as provided in the Adagio Purchase Agreement and Section 8.11 of the Agreement, made or obligated itself to make any other distributions or payments to the holders of any securities of the Corporation.

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8.	Subsidiaries.

The Corporation is the registered and beneficial owner of all of the outstanding shares of capital stock or other equity interests of its subsidiaries, free and clear of any Encumbrances. All of such shares and other equity interests so owned by the Corporation are validly issued, fully paid and non-assessable, and no such shares have been issued in violation of any pre-emptive or similar rights. Except for the equity interests owned by the Corporation in its subsidiaries, neither the Corporation nor any of its subsidiaries own, beneficially or of record, any equity interest of any kind in any other person. Except as set forth on Section 8 of the Disclosure Letter, Cynapsus Therapeutics (USA) Inc. does not conduct any business operations and has no material assets or liabilities.

9.	Securities Laws Matters.

The Corporation is a “reporting issuer” under the Securities Laws of the provinces of British Columbia, Alberta and Ontario and no other provinces or territories and is not on the list of defaulting issuers (or the equivalent) under the Securities Laws of any province or territory. The Common Shares are listed and posted for trading on each of the Exchanges. None of the Corporation’s subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any Securities Laws in any jurisdiction. The Corporation is not in default of any material requirements of any Securities Laws or the rules and regulations of the Exchanges. The Corporation has not taken any action to cease to be a reporting issuer in any of the provinces or territories of Canada nor has the Corporation received notification from any Securities Authority seeking to revoke the reporting issuer status of the Corporation. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Corporation is pending, in effect, has been threatened, or is expected to be implemented or undertaken, and to the knowledge of the Corporation, the Corporation is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The Corporation has timely filed or furnished with any Governmental Authority all forms, reports, schedules, statements and other documents required to be filed or furnished under Securities Laws or furnished by the Corporation with the appropriate Governmental Authority since January 1, 2014. The documents comprising the Public Disclosure Record complied as filed or furnished in all material respects with Securities Laws and did not, as of the date filed or furnished (or, if amended or superseded by a subsequent filing or submission prior to the date of this Agreement, on the date of such filing or submission), contain any Misrepresentation. The Corporation has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (other than portions of filings which have been redacted) filed to or furnished with, as applicable, any Securities Authority. There are no outstanding or unresolved comments from any Securities Authority with respect to any of the Public Disclosure Record and to knowledge of the Corporation, neither the Corporation nor any of the Public Disclosure Record is subject of an ongoing audit, review, comment or investigation by any Securities Authority or either of the Exchanges.

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10.	U.S. Securities Law Matters

(a)	The Common Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act.

(b)	Other than the Common Shares, the Corporation does not have, nor is it required to have, any class of securities registered under the U.S. Exchange Act.

(c)	Other than with respect to the Common Shares, the Corporation is not subject to any reporting obligation (whether active or suspended), pursuant to section 15(d) of the U.S. Exchange Act.

(d)	The Corporation is not an investment company registered or required to be registered under the United States Investment Company Act of 1940, as amended.

(e)	The Corporation is a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act.

11.	Financial Statements.

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2015, and the unaudited consolidated interim financial statements for the three and six months ended June 30, 2016 (including, in each case, any notes and schedules thereto) that are part of the Corporation’s publicly filed documents complied as of their respective dates in all material respects with all applicable accounting requirements and rules and regulations and presented fairly, in all material respects, in conformity with IFRS, the consolidated financial position of the Corporation and the consolidated results of operations and cash flows as of the dates thereof and for the respective periods then ended (subject to year-end adjustments and the absence of notes in the case of any unaudited interim financial statements). The Corporation does not intend to correct or restate, nor, to the knowledge of the Corporation is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Paragraph 11. There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other relationships of the Corporation or its subsidiaries with unconsolidated entities or other persons.

12.	Disclosure Controls and Internal Control over Financial Reporting

(a)	The Corporation and its subsidiaries have established and maintain a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to the Corporation’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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(b)	The Corporation has established and maintains a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)	There is no material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Corporation. None of the Corporation, the Corporation’s subsidiaries or, to the knowledge of the Corporation, any director, officer, employee, auditor, accountant or representative of the Corporation or its subsidiaries have received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that the Corporation or its subsidiaries have engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

13.	Auditors

The auditors of the Corporation are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Corporation.

14.	No Undisclosed Liabilities.

There are no liabilities or obligations of the Corporation or its subsidiaries required by IFRS to be reflected on a balance sheet or in the notes thereto, other than: (i) liabilities or obligations to the extent reflected in the financial statements of the Corporation that are included in the publicly filed documents of the Corporation, (ii) liabilities or obligations incurred by the Corporation since June 30, 2016 in the ordinary course consistent with past practices or that are otherwise described in Section 14 of the Disclosure Letter, (iii) immaterial liabilities and obligations, and (iv) liabilities or obligations incurred in connection with the transactions contemplated hereby as set out in Section 14 of the Disclosure Letter and pursuant to the amendment on the date hereof of the Adagio Purchase Agreement.

15.	No Material Adverse Effect.

Since December 31, 2015, other than the transactions contemplated in this Agreement and the amendment on the date hereof of the Adagio Purchase Agreement, the business of the Corporation and its subsidiaries has been conducted in the Ordinary Course and there has not occurred a Material Adverse Effect.

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16.	Ordinary Course.

Except as disclosed in Section 16 of the Disclosure Letter and except for the amendment on the date hereof of the Adagio Purchase Agreement since December 31, 2015:

(a)	the Corporation and each of its subsidiaries has conducted their respective business only in the Ordinary Course;

(b)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had, or is reasonably likely to have, a Material Adverse Effect has been incurred;

(c)	there has not been any material change in the accounting practices used by the Corporation and its subsidiaries;

(d)	except for Ordinary Course adjustments to employees (other than directors or officers), there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of Corporation or its subsidiaries;

(e)	there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the Ordinary Course;

(f)	there has not been any increase in the salary, bonus, retainer or other remuneration payable to any director or officer of any of Corporation or its subsidiaries;

(g)	there has not been any redemption, repurchase or other acquisition of Common Shares by the Corporation, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash or otherwise) with respect to the Common Shares;

(h)	there has not been any entering into, or an amendment of, any Material Contract other than in the Ordinary Course;

(i)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in the Corporation’s audited financial statements, other than the settlement of claims or liabilities incurred in the Ordinary Course; and

(j)	except for Ordinary Course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers of the Corporation or its subsidiaries or any amendment or modification to the vesting or exercisability schedule or criteria, including any acceleration, right to accelerate or acceleration event or other entitlement under any stock option, restricted stock, deferred compensation or other compensation award of any officer of the Corporation or any of its subsidiaries.

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17.	No Brokers.

Except for the fees to be paid to Merrill Lynch, Pierce, Fenner & Smith Incorporated and Stifel, Nicolaus & Company, Incorporated and as set out in Section 17 of the Disclosure Letter, no Securityholder of the Corporation, director, officer, employee, consultant, broker, “finder”, investment banker or other person is entitled to any brokerage, “finder’s” or other fee or commission or similar form of compensation, or to the reimbursement of any of its expenses, in connection with this Agreement or the Contemplated Transactions. True and complete copies (subject only to redaction of confidential information identifying potential alternative acquirors) of the engagement letters between the Corporation and its financial advisors and between the Corporation and the financial advisors to the Special Committee have been provided to the Acquiror and the Corporation has made true and complete disclosure to the Acquiror of all fees, commissions or other payments that may be incurred pursuant to such engagements or that may otherwise be payable to the Corporation’s financial advisors.

18.	Long Term and Derivative Transactions

Neither the Corporation nor its subsidiaries have any material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions or currency options having terms greater than 90 days (including any option with respect to any of such transactions) or any combination of such transactions, except in the Ordinary Course.

19.	Compliance with Laws.

The Corporation and its subsidiaries are, and have been since January 1, 2014, in compliance in all material respects with, and to the knowledge of the Corporation are not under investigation with respect to and have not been threatened in writing to be charged with or given written notice of any material violation of, any material applicable Laws.

20.	Regulatory Compliance.

(a)	Section 20(a) of the Disclosure Letter sets forth a true and complete list, (i) identifying all material Authorizations granted by any Governmental Authority, and (ii) outlining the status of all pending Authorizations by any Governmental Authority, in each case relating to the Product. The Corporation has made available to the Acquiror all such Authorizations.

(b)	The Corporation and its subsidiaries own, possess or have obtained all Authorizations that are required by Law in connection with the operation of the business of the Corporation and its subsidiaries as presently or previously conducted. The Corporation has made available to the Acquiror all such Authorizations. The Corporation or its subsidiaries, as applicable, lawfully hold, own or use, and have complied with, all such Authorizations, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole. Each Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole.

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(c)	The Corporation or its subsidiaries have filed with the applicable Governmental Authority (including the FDA, Health Canada or any other Governmental Authority performing functions similar to those performed by the FDA) all required filings, approvals, authorizations, clearances, Claims, declarations, listings, notices, registrations, reports or submissions, including but not limited to the investigational new drug application (“IND”) relating to the Product, the protocols relating to each clinical trial of the Corporation, and all Serious Adverse Events deemed reportable to the applicable Governmental Authority. The Corporation has made available to the Acquiror true and complete copies of all such documents, where available, or provided current true and complete current information with respect to such matters where no documentation is available. All such documents were when filed or submitted, and continue to be, in material compliance with applicable Laws, including guidance documents, good laboratory practices, and good clinical practices requirements (all such Laws in this Section being “Approval Requirements”), of the applicable Governmental Authority and no material deficiencies have been asserted by any applicable Governmental Authority with respect to any such filings, approvals, authorizations, clearances, Claims, declarations, listings, notices, registrations, reports or submissions.

(d)	Except as set forth on Section 20(d) of the Disclosure Letter, the Corporation has not amended the protocol relating to clinical trials CTH-300 and CTH-301, modified or taken any action that deviated from the current clinical trial study designs, timelines for clinical trials CTH-300 and CTH-301, including without limitation, taken any action that has or would reasonably be expected to impact the study cycle time line, patient and study site recruitment and enrollment status, patient standards of care, study objectives or strategy, protocol complexity, or the statistical analyses.

(e)	Neither the Corporation nor its subsidiaries have initiated, conducted, or issued any recall, withdrawal, safety alert, warning, investigator notice, or other notice relating to an alleged lack of safety or efficacy of the Product. Neither the Corporation nor its subsidiaries are currently contemplating such actions.

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(f)	Except as described in Section 20(f) of the Disclosure Letter, all business operations, including preclinical and clinical investigations sponsored by the Corporation or its subsidiaries, and those in which any or all obligations under the FDCA or Approval Requirements administered by any other Governmental Authority have been transferred to a third party, have been in compliance in all material respects with, and have not been threatened in writing to be charged with or given written notice of and, to the knowledge of the Corporation, are not under investigation with respect to any violation of, any applicable Laws, including (i) the FDCA, as amended, 21 U.S.C. § 301 et seq., (ii) the federal False Claims Act, 31 U.S.C. § 3729 3733, as amended, (iii) the Physician Payments Sunshine Act, 42 U.S.C. § 1320a 7h, (iv) the Patient Protection and Affordable Care Act, P.L. 111 148, (v) the United States federal Medicare and Medicaid statutes and related state or local statutes or regulations, (vi) the federal Anti-Kickback Statute, 42 U.S.C. § 1320a 7b, the federal Physician Self-Referral (Stark) Law, 42 U.S.C. § 1395nn, and the Federal Civil Monetary Penalties Law, 42 U.S.C. § 1320a 7a, (vii) 42 U.S.C. §§ 1320d through 1320d 8 and 42 C.F.R. §§ 160, 162 and 164, which are commonly referred to as the “Health Insurance Portability and Accountability Act of 1996” or “HIPAA”, (viii) the following binding rules and regulations: Good Clinical Practices, Good Laboratory Practices, and Good Manufacturing Practices as promulgated by the FDA under and in accordance with the U.S. Federal Food, Drug and Cosmetic Act, Title 21, Parts 50, 54, 56, 58, 210, 211, and 312 of the C.F.R, (ix) the applicable European regulation and UK regulation, including the European Directive 2001/83/EC on the Community code relating to medicinal products for human use, the European Clinical Trial Directive 2001/20/EC, the European Clinical Trial Guidelines, the applicable transparency and anti-gift Laws, and the European Data Protection Directive 95/46/EC, in each case except as would not, individually or in the aggregate, have a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole. The Corporation has made available to Acquiror all such written threats or written notices of non-compliance with applicable Laws.

(g)	Except as described in Section 20(g) of the Disclosure Letter, neither the Corporation nor its subsidiaries have received any warning letters, untitled letters, regulatory letters, notices of inspectional observations (Form FDA 483s), correspondence regarding the termination or suspension or delay or modification of any ongoing clinical or pre-clinical studies or tests, establishment inspection reports or other correspondence or notices from the FDA, Health Canada or any other applicable Governmental Authority relating to deficiencies in the Development, investigation, and manufacture of the Product, in each case except as would not, individually or in the aggregate, have a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole. All such documents described in Section 20(g) of the Disclosure Letter have been made available to the Acquiror.

(h)	Except as described in Section 20(h) of the Disclosure Letter, neither the Corporation nor its subsidiaries have received written notice of any threatened or pending investigation, hearing, finding of deficiency or noncompliance, adverse inspection report, penalty, fine, sanction, request for recall, relabeling or other remedial action, audit or other regulatory action (other than non-material routine or periodic inspections or reviews) by any Governmental Authority against (i) the Corporation or its subsidiaries or, (ii) any person that manufactures, packages, labels, imports/exports, stores, distributes or sells pursuant to a manufacturing, supply or other arrangement with the Corporation or its subsidiaries, in each case except as would not, individually or in the aggregate, have a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole. All such documents described in Section 20(h) of the Disclosure Letter have been made available to the Acquiror.

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(i)	Neither the Corporation nor its subsidiaries, nor, to the knowledge of the Corporation, any officer or employee, of the Corporation or its subsidiaries, have made an untrue statement of fact or a fraudulent statement, including, but not limited to certification to the FDA, Health Canada or any other Governmental Authority or agent thereof, failed to disclose a fact required to be disclosed to the FDA, Health Canada or any other Governmental Authority or agent thereof, or committed an act, made a statement or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA, Health Canada or any other Governmental Authority or agent thereof to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA. Neither the Corporation nor its subsidiaries, nor any officer or employee of the Corporation or its subsidiaries, have been debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in debarment under 21 U.S.C. Section 335a or any similar Laws or exclusion under 42 U.S.C. Section 1320a 7 or any similar Laws. Neither the Corporation nor its subsidiaries nor any officer or employee of the Corporation or its subsidiaries are subject to an investigation or proceeding by any Governmental Authority that would reasonably be expected to result in such suspension, exclusion or debarment and to the knowledge of the Corporation, there are no facts that would reasonably be expected to give rise to such suspension, exclusion or debarment.

(j)	Neither the Corporation nor its subsidiaries are currently developing, nor has it developed or sought approval for, any product other than the Product.

21.	Clinical Studies.

All clinical studies undertaken by the Corporation or its subsidiaries have been conducted in all material respects in accordance with all applicable Law, including good clinical practices.

22.	Litigation.

Except as disclosed in Section 22 of the Disclosure Letter and any inquiry, investigation or proceeding solely related to satisfying or obtaining the Authorizations, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Corporation threatened, against the Corporation or its subsidiaries by or affecting any of their respective current or former properties or assets by or before any Governmental Authority that, if determined adverse to the interests of the Corporation or its subsidiaries, could potentially result in criminal sanctions, or would have, individually or in the aggregate, a Material Adverse Effect or would or would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby or would or would be reasonably expected to materially affect the Acquiror’s ability to own or operate the business of the Corporation or its subsidiaries,, nor, to the knowledge of the Corporation, are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, investigation or proceeding. There is no bankruptcy, liquidation, winding up or other similar proceeding pending or in progress, or, to the knowledge of the Corporation, threatened against or relating to the Corporation or its subsidiaries before any Governmental Authority. Neither the Corporation nor its subsidiaries nor any of their respective properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or that would or would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.

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23.	Taxes.

Except as disclosed in Section 23 of the Disclosure Letter:

(a)	Each of the Corporation and its subsidiaries have duly and timely filed all material Tax Returns required to be filed by them prior to the date hereof (taking into account any extended due dates therefor) and all such material Tax Returns are complete and correct in all material respects and no such material Tax Return has been amended.

(b)	Each of the Corporation and its subsidiaries have paid all assessments and reassessments of Taxes, and all other material Taxes required to be paid on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Corporation. The Corporation has provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Corporation for any Taxes of the Corporation and its subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course. Neither the Corporation nor its subsidiaries have received a refund to which it was not entitled.

(c)	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Corporation or its subsidiaries, and neither the Corporation nor its subsidiaries are a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Corporation, threatened against the Corporation or any of its subsidiaries or any of their respective assets.

(d)	Each of the Corporation and its subsidiaries have withheld or collected all material amounts required to be withheld or collected by it on account of Taxes and has remitted all Taxes required to be remitted to the appropriate Governmental Authority when required by Law to do so.

(e)	No claim has been made by any Governmental Authority in a jurisdiction where the Corporation or its subsidiaries do not file Tax Returns that the Corporation or its subsidiaries are subject to material Tax by that jurisdiction.

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(f)	There are no Encumbrances with respect to Taxes upon any of the assets of the Corporation or its subsidiaries.

(g)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from the Corporation or its subsidiaries for any taxable period and no request for any such waiver or extension are currently pending.

(h)	The Corporation and its subsidiaries have made available to the Acquiror true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(i)	Neither the Corporation nor its subsidiaries have ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a person with whom it was not dealing at arm’s length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services.

(j)	There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Corporation or its subsidiaries. Other than in the Ordinary Course, the Corporation and its subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Corporation or its subsidiaries for any period ending after the Effective Time.

(k)	The Corporation is a taxable Canadian corporation within the meaning of the Tax Act.

24.	Employee Matters.

(a)	For the purposes hereof, “Employee Plans” means all health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, stock option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share based compensation, disability, pension, retirement or supplemental retirement plans and all other material compensation or benefit plans or agreements for the benefit of employees or former employees or directors or former directors of the Corporation and/or its subsidiaries, or their dependents or beneficiaries, which are maintained by, contributed to, or binding upon the Corporation or its subsidiaries or in respect of which the Corporation or its subsidiaries have any material liability (contingent or otherwise), with the exception of (i) any statutory plans or agreements which the Corporation or its subsidiaries are required to participate in or comply with under applicable Laws, including the Canada Pension Plan, and (ii) any other plans or agreements established or administered under applicable health, workplace safety and insurance and employment insurance legislation. True and complete copies of each written Employee Plan, as amended to the date hereof, and summaries of any unwritten Employee Plans, have been delivered or made available to the Acquiror.

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(b)	All of the Employee Plans have been, as applicable, established, registered (including registration with the relevant authorities where such registration is required to qualify for Tax exemption or other beneficial Tax status), and administered, in accordance with all applicable Laws, and in accordance in all material respects with their terms, except in either such case where any such failure would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole. All contributions and premiums required to be made or remitted by the Corporation or its subsidiaries, as applicable, under the terms of each Employee Plan or by applicable Laws in respect of the Employee Plans have been made or remitted in accordance with applicable Laws and the terms of the applicable Employee Plan when due, except where any such failure would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole. Except as disclosed in Section 24(b) of the Disclosure Letter, no currently outstanding notice of underfunding, noncompliance, or failure to be in good standing has been received by the Corporation or its subsidiaries thereof from any applicable Governmental Authority in respect of any Employee Plan. The Corporation and its subsidiaries have made no legally binding promise or commitment to create any additional Employee Plan or to improve or change the benefits provided under any Employee Plan. Except as disclosed in Section 24(b) of the Disclosure Letter, none of the Employee Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the dependents or beneficiaries of such employees.

(c)	Section 24(c) of the Disclosure Letter contains a complete and correct list of all employees, dependent contractors and independent contractors who are employed by or work in connection with the business of the Corporation which sets forth the following information with respect to each: (i) name; (ii) title or position; (iii) in the case of employees, age; (iv) date of hire; (v) entity or entities by which such individual is employed or engaged; (vi) current wage or salary rate and last bonus; (vii) in the case of employees, accrued but unused vacation or paid time off; (viii) in the case of employees, active or inactive status and, if applicable, the reason for the inactive status and anticipated return to work date; (ix) in the case of employees, full time or part time status; and (x) employment location.

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(d)	Except as disclosed in Section 24(d) of the Disclosure Letter, the amount of salaries, bonuses, commissions and other material remuneration of any nature, including vacation pay and overtime pay as well as any termination pay, severance pay and compensation in lieu of notice of termination to employees, consultants, officers and/or directors of the Corporation or its subsidiaries that are earned and due have been paid in full or accrued (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses) in all material respects in accordance with all applicable accounting requirements and rules and regulations, and neither the Corporation or its subsidiaries have received any notice of any outstanding overdue assessment, order, lien or judgment under applicable Laws relating to such matters. All other liabilities to or arising in connection with all employees of the Corporation or its subsidiaries (including Taxes and all payments, contributions or premiums required to be remitted or paid in respect of each of the Employee Plans, employment insurance, Canada Pension Plan, employer health tax, workers’ compensation any other employment related legislation) have been paid in a timely fashion when due.

(e)	Neither the Corporation nor its subsidiaries are a party to or negotiating, and none of their employees are covered by, any collective bargaining agreement or union agreement or employee association agreement. Neither the Corporation nor its subsidiaries are aware of any current attempts to organize or establish any trade union, employee association or other similar entity affecting its employees and no collective bargaining agreement is currently being negotiated. There is no labour strike, dispute, slowdown, stoppage or other labour difficulty pending, involving, affecting or, to the knowledge of the Corporation, threatened against the Corporation or any of its subsidiaries, and there have been none of the foregoing during the three (3) years preceding the date of this Agreement.

(f)	The Corporation and each of its subsidiaries has complied in all material respects with all applicable Laws pertaining to the employment or termination of employment of their respective employees, including all Laws relating to employment standards and practices (including wages and hours or work and overtime), labour relations, employment equity, pay equity, human rights, privacy, occupational health and safety, workers' compensation, employment insurance and employer health tax. Neither the Corporation nor any of its subsidiaries are aware of any pending or threatened proceedings before any Governmental Authority with respect to any of the foregoing.

(g)	Each of the Corporation and its subsidiaries has properly characterized retained individuals as either employees or independent contractors for the purposes of Tax Laws and none of the Corporation or any of its subsidiaries has received any written notice from any Governmental Authority disputing such classification.

(h)	There are no outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing pursuant to any workplace safety and insurance legislation or pay equity legislation and the Corporation has not been reassessed in any material respect under such legislation during the past three (3) years and no audit of the Corporation is currently being performed pursuant to any applicable workplace safety and insurance legislation or pay equity legislation and neither the Corporation nor any of its subsidiaries are aware of any potential inspection orders, violations, investigations or prosecutions against the Corporation under any applicable workplace safety and insurance legislation or pay equity legislation. There are no claims or potential claims which may materially adversely affect the Corporation’s accident cost experience.

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25.	Change of Control Payments.

Except for the amendment on the date hereof of the Adagio Purchase Agreement, Section 25 of the Disclosure Letter discloses all material payments the Corporation or its subsidiaries are required to make to employees, officers and/or directors as a result of the Contemplated Transactions, including any change of control, severance, retention, bonus, termination or other amounts (collectively, the “Change of Control Payments”), including Change of Control Payments that are conditional on consummation of the Contemplated Transactions and an additional event such as the termination of any employee’s employment.

26.	Related Party Transactions.

Other than as disclosed in Section 26 of the Disclosure Letter, the Corporation and its subsidiaries are not indebted to any director, officer, employee or Securityholder of the Corporation (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses). Other than as disclosed in Section 26 of the Disclosure Letter, no director, officer, employee or Securityholder of the Corporation or its subsidiaries are a party to any loan, contract, arrangement or understanding or other transactions with the Corporation or its subsidiaries.

27.	No “Collateral Benefit”.

Except as disclosed in Section 27 of the Disclosure Letter, to the knowledge of the Corporation, no related party of the Corporation or its subsidiaries, together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

28.	Shareholder Rights Plan.

The Corporation and its subsidiaries do not have a shareholder rights plan and is not a party to any pooling, voting trust or other similar agreement relating to the voting of the securities of the Corporation or its subsidiaries, or pursuant to which any person other than the Corporation or its subsidiaries may have any right or claim in connection with any existing or past equity interest in the Corporation or its subsidiaries, other than in respect of Options disclosed in Section 7(c) of the Disclosure Letter, Warrants disclosed in Section 7(b) of the Disclosure Letter and the rights of the parties under the Adagio Purchase Agreement.

29.	Investment Canada Act.

The enterprise value of the assets of the Corporation, calculated in the manner prescribed under the Investment Canada Act, is less than C$600,000,000. The Corporation is not engaged in a “cultural business” as defined in section 14.1 of the Investment Canada Act.

30.	Competition Act

The Corporation and its affiliates do not have assets in Canada that exceed, on a combined basis, C$200,000,000 or gross revenue from sales in, from or into Canada that exceed, on a combined basis, C$10,000,000, all as determined in accordance with Part IX of the Competition Act.

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31.	Personal Property.

The Corporation and its subsidiaries have good title to all material personal property of any kind or nature which the Corporation and its subsidiaries purport to own free and clear of all Encumbrances, except (i) such as set out in Section 31 of the Disclosure Letter or (ii) where the failure to hold any such title free and clear of any Encumbrances, singly or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on the Corporation. The Corporation and its subsidiaries, as lessee, have the right under valid and subsisting leases to use, possess and control all personal property leased by and material to the Corporation as now used, possessed and controlled by the Corporation.

32.	Environmental Matters.

Except as would not, individually or in the aggregate, result in a Material Adverse Effect on the Corporation:

(a)	no written notice, Claim, order, complaint or penalty has been received by the Corporation alleging that the Corporation or its subsidiaries are in violation of, or have any liability or any potential material Environmental Liability which either has been received in the past twelve (12) months or is outstanding or unresolved, and, there are no judicial, administrative or other actions, suits, proceedings, orders, decrees or judgments unresolved, pending or threatened which allege a violation by the Corporation of any Environmental Laws or relating to the environment or the presence of contaminant, pollutant, waste or other material or substance in the environment that could reasonably give rise to material Environmental Liability; and

(b)	the Corporation has all permits necessary for its operations to comply in all material respects with all Environmental Laws and the operations of the Corporation and its subsidiaries are and have been in compliance in all material respects with such permits.

33.	Immoveable Property.

Neither the Corporation nor its subsidiaries own any real or immoveable property. Section 33 of the Disclosure Letter sets out a list of all real property (the “Corporation Leased Property”) leased by the Corporation. The Corporation is the tenant of the Corporation Leased Property subject to the terms and conditions of leases appertaining thereto. The Corporation has, to its knowledge, the right to possess, use and occupy the Corporation Leased Property for the purposes of conducting its business as currently conducted. Except as disclosed in Section 33 of the Disclosure Letter or where the failure to hold any such title free and clear of any Encumbrances, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on the Corporation, all interests of the Corporation in the Corporation Leased Property as lessee under the leases are free and clear of all Encumbrances.

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34.	Intellectual Property.

(a)	Section 34(a)(ai) of the Disclosure Letter sets forth a true and complete list of all Company Owned Registered IP. Section 34(a)(aii) of the Disclosure Letter sets forth a true and complete list of all Company Licensed Registered IP. Section 34(a)(ai) of the Disclosure Letter identifies the following for each patent of the Company Owned Registered IP therein: (i) the name of applicant/registrant, (ii) the current title owner, (iii) the jurisdiction of application/registration, and (iv) the application number and registration number, if applicable. Section 34(a)(ai) of the Disclosure Letter identifies the following for each trademark of Company Owned Registered IP therein: (i) the brand, (ii) the status, (iii) the origin, (iv) the holder, (v) the number, (vi) the application date, and (vii) Nice cl. Section 34(a)(ai) of the Disclosure Letter identifies the following for each domain name of Company Owned Registered IP therein: (i) the domain name, (ii) the creation date, (iii) the expiration date, and (iv) the registrar. Section 34(a)(aii) of the Disclosure Letter identifies the following for each Company Licensed Registered IP therein: (i) the jurisdiction of the application/registration, (ii) the application number, and (iii) the registration number, if applicable. The Company Owned Registered IP listed in Section 34(a)(ai) of the Disclosure Letter (A) is subsisting, and, to the knowledge of the Corporation, enforceable and valid, (B) to the knowledge of the Corporation, has not been misused, withdrawn, cancelled or abandoned, and (C) to the knowledge of the Corporation, all applications, registrations, issuances, renewals and maintenance fees due for such Company Owned Registered IP listed in Section 34(a)(ai) of the Disclosure Letter having a final due date on or before the date hereof have been paid in full and are current. Except as disclosed in the Disclosure Letter, to the knowledge of the Corporation, there is no pending or threatened litigation, interference, opposition, cancellation, reissue, re-examination, post-grant proceeding or other Legal Proceeding of any nature (other than communications arising from the prosecution of Registered Company IP with Governmental Authorities) in which the scope, validity, registrability, enforceability, use or ownership of any Company Owned Registered IP in Section 34(a)(ai) of the Disclosure Letter is being or has been contested or challenged. Neither the Corporation nor its subsidiaries have failed to: diligently prosecute or cause to be prosecuted, maintained or cause to be maintained, any application or registration, or to comply with any agreement or order of any court, board or other Governmental Authority which would prevent the Corporation from owning, using, commercializing, exploiting or enforcing any Company Owned Registered IP with claims of the same scope as listed in Section 34(a)(ai) of the Disclosure Letter. The Company Licensed Registered IP listed in Section 34(a)(aii) of the Disclosure Letter (I) to the knowledge of the Corporation is subsisting, (II) to the knowledge of the Corporation, none of such Company Licensed Registered IP has been misused, withdrawn, cancelled or abandoned, and (III) to the knowledge of the Corporation, all applications, registrations, issuances, renewals and maintenance fees due for such Company Licensed Registered IP listed in Section 34(a)(aii) of the Disclosure Letter having a final due date on or before the date hereof have been paid in full and are current. Neither the Corporation nor its subsidiaries have failed to comply with any agreement or order of any court which would prevent the Corporation from owning, using, commercializing, exploiting or enforcing any Company Licensed Registered IP with claims of the same scope as listed in Section 34(a)(aii) of the Disclosure Letter.

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(b)	Section 34(b) of the Disclosure Letter sets forth (i) all known previous owners or assignees of the Company Owned Registered IP listed in Section 34(a)(ai) of the Disclosure Letter, (ii) all assignments with any other Governmental Authority of the Company Owned Registered IP listed in Section 34(a)(ai) of the Disclosure Letter from all previous owners, whether or not a Corporation Associate, (iii) all recordals of Company Owned Registered IP in writing, listed in Section 34(a)(ai) of the Disclosure Letter, and (iv) all receipts for recordals of such assignments, to the extent available.

(c)	Section 34(c) of the Disclosure Letter sets forth a true and complete list, identifying each license agreement or other contract pursuant to which the Corporation and/or its subsidiaries have acquired or has the right to acquire rights, title and/or interest in present or future Company Licensed Registered IP or any other Intellectual Property Rights as a licensee.

(d)	Except as described in Section 34(d) the Disclosure Letter and without giving effect to 35 U.S.C. §271(e)(i) or any other Law of similar effect in any jurisdiction, to the knowledge of the Corporation, (i) the Corporation or its subsidiaries own exclusively and possesses all right, title and interest in and to, or has the exclusive right to exploit fully, enforce and use, including by sublicensing, pursuant to a valid and enforceable agreement, all Company Owned Registered IP listed in Section 34(a)(ai) of the Disclosure Letter, free and clear of all Encumbrances and neither the Corporation nor its subsidiaries have granted any rights into, and to the knowledge of the Corporation, no third parties have rights to, such Company Owned Registered IP listed in Section 34(a)(ai) of the Disclosure Letter; and (ii) the Corporation or its subsidiaries has the exclusive right to use in the Licensed Field, including by sublicensing, pursuant to a valid and enforceable agreement, all Company Licensed Registered IP listed in Section 34(a)(aii) of the Disclosure Letter, free and clear of all Encumbrances and neither the Corporation nor its subsidiaries have granted any rights into, and to the knowledge of the Corporation, no third parties have rights in the Licensed Field to, such Company Licensed Registered IP listed in Section 34(a)(aii) of the Disclosure Letter.

(e)	Except as provided in Section 34(e) of the Disclosure Letter, neither the Corporation nor its subsidiaries owe or will owe any royalties or other payments to any third party as a result of the use or exploitation of any of the Registered Company IP.

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(f)	Other than as set out in Section 34(f) of the Disclosure Letter, no Corporation Associate owns or has any Claim, right (whether or not currently exercisable), interest to, or interest in any Company IP, including without limitation any Company Owned Registered IP in Section 34(a)(ai) of the Disclosure Letter and each Corporation Associate who is or, to the knowledge of the Corporation, was or is involved in the conception and reduction to practice of any Intellectual Property Rights for the Corporation or its subsidiaries have signed a valid, enforceable agreement containing an assignment to the Corporation of a grant of exclusive ownership of all such Intellectual Property Rights (without further payment being owed to any such Corporation Associate and without any restrictions or obligations on the Corporation’s ownership and use thereof), or where such an assignment is not permitted under applicable Laws, a waiver of moral rights, and contains confidentiality provisions, non-disclosure provisions or the like protecting such Company Owned Registered IP listed in Section 34(a)(ai) of the Disclosure Letter, which has not been materially breached by such Corporation Associate.

(g)	To the knowledge of the Corporation and without giving effect to 35 U.S.C. §271(e)(1) or any other Law of similar effect in any jurisdiction no person is infringing, misappropriating or otherwise violating any Company Owned Registered IP. The Corporation has not threatened, asserted, initiated or served any Legal Proceeding claiming actual, alleged, or suspected, infringement, misappropriation, or other violation of any Company IP.

(h)	To the knowledge of the Corporation the operation of the business of the Corporation and its subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights owned, in whole or in part, by any other person.

(i)	Neither the Corporation nor its subsidiaries have received any written notice or other written communication of any claim, demand, threat, assertion or complaint relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Right of another person by the Corporation or its subsidiaries.

(j)	Excluding communications arising from the prosecution of Registered Company IP with Governmental Authorities and except as provided in Section 22 of the Disclosure Letter, none of the Corporation or its subsidiaries have received any written notice or other written communication of any claim, notice, threat or assertion challenging the validity or scope of any Registered Company IP listed in Section 34(a)(ai) or Section 34(a)(aii) of the Disclosure Letter.

(k)	None of the Company Owned Registered IP in Section 34(a)(ai) of the Disclosure Letter is subject to any pending or outstanding injunction, directive, order, decree, award, settlement, judgment encumbrance or other disposition of dispute that would adversely restrict the use, enforcement, transfer, registration or licensing of any such Registered Company IP listed in Section 34(a)(ai) of the Disclosure Letter by the Corporation or its subsidiaries, or would adversely restrict the Company from enforcing the Registered Company IP to exclude others from making, using, offering for sale, selling, manufacturing or importing the Product, or would adversely affect the validity, scope, use, registrability, or enforceability of any Registered Company IP. To the knowledge of the Corporation without reasonable inquiry, there has been no breach of the representations, warranties and covenants made by the licensor in the license agreement conveying rights to the Company Licensed Registered IP in Section 34(a)(aii) of the Disclosure Letter.

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(l)	To the knowledge of the Corporation, there is no prior art that may render any patent or patent application included in the Company Owned Registered IP unpatentable or unenforceable that has not been disclosed to, or was required to be disclosed to, the applicable patent office.

(m)	No registered trademark, registered trade name, trademark application or trade name application included in the Company Owned IP has been licensed to a party other than the Corporation or its subsidiaries. Section 34(m) of the Disclosure Letter sets forth a true and complete list, identifying the trademarks, service marks and trade names in which the Corporation and/or its subsidiaries claim common law rights, as well as a true and complete list, identifying all renewal and other fee due dates and deadlines for all trademark applications or registrations included in the Registered Company IP.

35.	Material Contracts.

Section 35 of the Disclosure Letter lists every Material Contract that is currently in force. Except as made available via SEDAR or EDGAR since January 1, 2015, true and complete copies of the Material Contracts which are in writing have been made available to the Acquiror and where such Material Contracts are oral, they are with employees and are accurately summarized in Section 35 of the Disclosure Letter or as cross-referenced therein. Except as disclosed in Section 35 of the Disclosure Letter:

(a)	each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Corporation and its subsidiaries, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity);

(b)	the Corporation and its subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Corporation and neither the Corporation nor any of its subsidiary is in material breach or default under any Material Contract, nor does the Corporation have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a material breach or default;

(c)	the Corporation and its subsidiaries do not know of, and have not received any notice (whether written or oral) of, any material breach or default under, nor to the knowledge of the Corporation, does there exist any condition which with the passage of time or the giving of notice or both would result in such a material breach or default under, any such Material Contract by any other party to a Material Contract; and

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(d)	neither the Corporation nor any of its subsidiaries has received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Corporation or its subsidiaries, and no such action has been threatened.

36.	Indebtedness.

Other than as disclosed in Section 36 of the Disclosure Letter, the Corporation and its subsidiaries have no outstanding material indebtedness for borrowed money, capital leases, obligations under hedging arrangements, letters of credit and similar obligations of, or outstanding guarantees of indebtedness for borrowed money, capital leases, letters of credit and similar obligations of any person, except as reflected in the financial statements of the Corporation that are included in the Public Disclosure Record.

37.	Insurance.

Each of the Corporation and its subsidiaries are insured by insurers that the Corporation believes to be reputable. There are no outstanding or pending material Claims under insurance policies of the Corporation. The insurance policies of the Corporation and its subsidiaries are in full force and effect in accordance with their terms and the Corporation and its subsidiaries are not in material default under the terms of any such policy. Section 37 of the Disclosure Letter sets forth a list of all current policies of insurance of the Corporation.

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Schedule D
Arrangement Resolution

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving, among others, Cynapsus Therapeutics Inc. (“Cynapsus”), its securityholders, and Sunovion CNS Development Canada ULC (“AcquireCo”), as more particularly described and set forth in the management information circular (the “Circular”) of ■ dated ■, 2016, as the Arrangement may be modified or amended, and all transactions contemplated thereby are hereby authorized and approved.

2.	The plan of arrangement, as it may be or have been amended (the “Plan of Arrangement”) involving, Cynapsus , its securityholders and AcquireCo, the full text of which is set out in Schedule A to the Circular, is hereby authorized and approved.

3.	The Arrangement Agreement dated August 31, 2016, between AcquireCo, Sunovion Pharmaceuticals Inc. and Cynapsus (the “Arrangement Agreement”), the actions of the directors of Cynapsus in approving the Arrangement and the actions of the officers of Cynapsus in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of Cynapsus or that the Arrangement has been approved by the Superior Court of Justice of Ontario (Commercial List), the directors of Cynapsus are hereby authorized and empowered (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any officer or director of Cynapsus is hereby authorized and directed for and on behalf of Cynapsus to execute, under the corporate seal of the Corporation or otherwise, and deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement.

6.	Any officer or director of Cynapsus is hereby authorized and directed for and on behalf of Cynapsus to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.